UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this Shell Company report: N/A

Commission file number: ___________

HI HO SILVER RESOURCES, INC.
(Exact name of Registrant specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

3045 Southcreek Road; Unit 11
Mississauga, Ontario L4X 2E9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES, NO PAR VALUE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the registration statement.   16,772,300.

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer   ☐ Accelerated Filer   ☒ Non-Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☒  Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☐

TECHNICAL GLOSSARY

Adits:	Nearly horizontal tunnel from the surface by which a mine is entered and rock and ore is removed.

Breccia:	Rock consisting of angular fragments in a finer grained matrix, distinct from conglomerate.

Deposits:	An accumulation of potentially economic minerals.

Diamond	Rotary drilling using diamond-impregnated bits, to produce a solid continuous core sample of
Drilling:	the rock.

Drilling:	A method of obtaining sub surface rock samples using a rotary drill.

Extrusions:	Term applied to igneous rocks that have flowed out on surface of the earth (i.e. lava).

Faults:	A fracture in rocks on which there has been movement on one of the sides relative to the other.

Geochemical:	Prospecting techniques that measure the content of certain metals in soils, sediments and rocks and define anomalies for further testing.

Geological:	Pertaining to the study of the earth.

Geophysical	The exploration of an area in which the geophysical properties and relationships unique to an
Survey:	area are mapped by various geophysical methods.

Metallurgical:	The application of the science of preparing and extracting metals from their ores.

Molybdenum:	A base metal. The pure metal is silvery white in color, fairly soft, and has one of the highest melting points of all pure elements. In small quantities, molybdenum is effective at hardening steel. Molybdenum is used in high-strength alloys and in high-temperature steels. Special molybdenum-containing alloys, such as the Hastelloys, are notably heat-resistant and corrosion-
resistant. Molybdenum is used in oil pipelines, aircraft and missile parts, and in filaments.
Molybdenum is used as a catalyst in the petroleum industry, especially in catalysts for removing organic sulfurs from petroleum products. Molybdenum disulfide is a good lubricant, especially at high temperatures. Molybdenum is also used in some electronic applications such as the conductive metal layers in thin-film transistors.

Net Smelter
Royalty:	Royalty paid for metal mining after all expenses have been deducted.

Placer:	Term used to describe concentrations of heavy minerals in unconsolidated sediments in creeks, rivers or beaches.

Portal:	The entrance to an adit.

Sediments:	Rocks formed by transportation of particles by air, water or ice.

Shear:	A term applied to planes of deformation where one part of a rock body is moved relative to another.

Strike:	The direction in which a horizontal line can be drawn on a plane or bearing of the outcrop of an inclined bed or structure on a level surface.

Structure,
Structures:	The relationship between different parts of a rock. Examples include bedding, folding, faulting.

Surface	A prospecting method that employs the stripping of surface soil or other loose material from
trenching:	bedrock.

Tailings:	Those portions of washed or processed ore that are regarded as too low grade and uneconomical to be treated further.

Trenches:	Elongate excavated open cuts made to examine and sample bedrock and/or mineralization.

Vein Systems:	An area or zone of generally narrow, elongate, mineralised bodies often formed by hydrothermal processes.

Veins:	Tabular or sheet-like bodies of minerals which have been formed by hydrothermal fluids moving through a system of fractures or openings in rocks.

Conversions
To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short Tons	1.102

INTRODUCTION

Hi Ho Silver Resources Inc. (sometimes referred to herein as the “Company” or “we” or “us”) was incorporated under the Canada Business Corporations Act on April 7, 2005. We are an exploration stage company that acquires, explores and develops natural resource properties. The Company's principal business office and registered office is located at 3045 Southcreek Road, Unit 11 Mississauga, Ontario L4X 2E9. The Company is registered as an extraprovincial corporation in British Columbia and Ontario. Our common shares trade on the Canadian Trading and Quotation System Inc. (the “CNQ”) stock exchange under the symbol “HiHo” and on the Frankfurt Stock Exchange under the symbol “H9T”. Currently, no public market exists for our shares in the United States, however, we intend to make an application to include our shares for quotation on the “over-the-counter” (“OTC”) Bulletin Board maintained by the National Association of Securities Dealers, Inc.

We are engaged in the acquisition and exploration of mineral properties in British Columbia, Canada. We have an option to acquire up to a 70% interest in the “Carmi Property” which consists of five contiguous mineral exploration claims located in the Greenwood Mining Division of British Columbia. We also have an option to acquire a 100% interest in the Silver Tip Property which consists of two claims encompassing approximately 2,250 acres in the Slocan/Nelson Mining Division in British Columbia, Canada. We also have an option to acquire a 51% interest in the South Rim Project which consists of twelve mineral claims in the Coles Lake area of British Columbia. See Item 4 - “Information About the Company”. Our objective is to explore and develop those claims, if economically feasible. No known bodies of commercial ore or economic deposits have been established on any of our claims and further exploration is required before a final evaluation as to economic feasibility can be determined. We have no source of revenues. Our ability to explore and potentially develop our mineral assets will depend upon our ability to attract investment or otherwise finance our activities.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). As of February 2, 2007 the currency exchange rate was approximately US$1.00 equals CDN$1.1855. As of the Company’s quarter ended October 31, 2006, the currency exchange rate was approximately US $1.00 equals CDN $1.13. The financial statements of the Company have been prepared in accordance with generally accepted accounting principals in Canada (“Canadian GAAP”) and conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as noted. The principal difference between Canadian GAAP and US GAAP affecting the Company’s financial statements is that pursuant to Canadian GAAP mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, such costs relating to unproved properties are expensed as they are incurred. A reconciliation of the impact of the difference between Canadian GAAP and US GAAP is provided in the Company’s financial statements in Note 11 to the Company’s audited financial statements for the year ended July 31, 2006 and in Note 10 to the Company’s unaudited financial statements for the three-month period ended October 31, 2006.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in Item 4 - “Information About the Company” and Item 5 - “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this registration statement under Item 3 - “Key Information - RISK FACTORS” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this registration statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

A preliminary resource has been outlined on our Carmi property, however, we have no known body of commercial ore.  The reader is cautioned that a preliminary resource is a mere estimate that is not in compliance with the requirements of Canadian National Instrument 43-101 and is not considered a “reserve” as that term is used in the mining industry. A preliminary resource must be further defined and the Company must undertake a feasibility study of the results (if a feasibility study is warranted) before we will know whether an economically viable resource exists at any of our properties.

THE PURCHASE OF OUR SECURITES INVOLVES A HIGH DEGREE OF RISK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS REGISTRATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 1. Directors, Senior Management, and Advisors

Directors and Senior Management

Name, Business Address and Position(s) held	Period served as a Director	Age

Frederick Fisher (1) 3045 Southcreek Road, Unit 11 Mississauga, Ontario L4X 2E9 President, Chief Executive Officer and Director Member - Audit Committee	April 7, 2005 to date	47

Thomas Murdoch (2) Matcor Automotive 1620 Steeles Ave East Brampton ON., L6T 1A5 Director Member-Audit Committee	April 21, 2005 to date	45

Kelly Fisher (3) 3045 Southcreek Road, Unit 11 Mississauga, Ontario L4X 2E9 Director and Secretary	April 25, 2005 to date	45

Isabel Alves (4) 3045 Southcreek Road, Unit 11 Mississauga, Ontario L4X 2E9 Director	September 27, 2006 to date	39

Wayne Turgeon (5) 6-2885 Sherwood Heights Dr. Oakville, Ontario, L6J 7H1 Director, Treasurer and Chief Financial Officer Member-Audit Committee	December 13, 2006 to date	51

(1) Prior to his involvement with the Company, Mr. Fisher was President of Golden Hope Resources Corp. from June of 2003 through November of 2005. He was President of Star Asia Capital Corp. from April of 1996 through June of 2001. Mr. Fisher holds 10,786,000 shares of the Company, which represents about 66.5% of its outstanding shares. He holds 400,000 options to acquire the Company’s stock at CDN $1.00 (approximately US $0.84) per share. Mr. Fisher devotes approximately 80% of his business time to the management and operation of the Company. Mr. Fisher’s business functions, as President and Chief Executive Officer, include overall management of the Company including setting policy and procedures and the annual budget, control and approval of major expenditures, negotiation of major contracts with third parties, supervision of staff including performance reviews and related matters, and reporting to the Board of Directors. In addition, he manages the Company's project development program, investor relations program and corporate finance efforts. Mr. Fisher also ensures the Company's compliance with all statutory and regulatory requirements. For further information, See Item 6 - “Directors, Senior Management and Employees.”

(2) Mr. Murdoch was the Treasurer and Chief Financial Officer of the Company from July 2006 to December 2006. He is currently a Director of the Company.  He was Secretary of Golden Hope Resources Corp. from June of 2003 through November of 2005. From March 1999 to present he has been, he was the Sales/Program Manager for Matcor Automotive Inc. beginning in 1999. Mr. Murdoch devotes approximately 5% of his business time to the Company. Mr. Murdoch holds 417,000 shares of the Company representing about 2.6% of its outstanding shares. Mr. Murdoch holds 300,000 options to acquire the Company’s stock at CDN$0.70 (US$0.59) per share. For further information, See Item 6 - “Directors, Senior Management and Employees.”

(3) Ms. Fisher is a Teaching Assistant with the Peel District School Board and has held that position since 1985. She is Mr. Fisher’s sister. Ms. Fisher devotes approximately 5% of her business time to the Company as a Director and as the Company’s corporate Secretary. She holds 36,000 shares of the Company, representing approximately 0.2% of its outstanding shares. Ms. Fisher has 300,000 options to acquire the Company’s stock at CDN$0.70 (US$0.59) per share. For further information, See Item 6 - “Directors, Senior Management and Employees.”

(4) Ms. Alves is employed by the Company and handles investor relations for the Company. She devotes 100% of her time to the Company. Ms. Alves holds 23,000 shares of the Company, representing approximately 0.1% of its outstanding shares. Ms. Alves has 300,000 options to acquire the Company’s stock at CDN$0.70 (US$0.59) per share. For further information, See Item 6 “Directors, Senior Management and Employees.”

(5) Mr. Turgeon is the Company’s Chief Financial Officer, its Treasurer and a member of the Company’s audit committee. As Chief Financial Officer of the Company, Mr. Turgeon ensures that financial statements and reports are properly prepared and that adequate controls and procedures are in place to enable management to conclude that such financial statements and reports are accurate. Mr. Turgeon has an extensive background in public accounting. He devotes approximately 5% of his business time to the Company. Mr. Turgeon holds no shares of the Company and has 200,000 options to acquire the Company’s stock at CDN$0.95 (US$0.80) per share. For further information, See Item 6, “Directors, Senior Management and Employees.”

Advisers

Our geological reports were prepared by Michael H. Sanguinetti, P.Eng. and Paul Reynolds, P.Geo. of Sanguinetti Engineering Ltd. They were assisted by Dugald Dunlop, B.Sc.. Our United States counsel is Kavinoky Cook LLP, 726 Exchange Street, Suite 800, Buffalo, New York 14210. The contact person at Kavinoky Cook LLP is Jon Gardner. His telephone number is 716-845-6000.

Auditors

Our auditor is Amisano Hanson located at 750 West Pender Street, Suite 604, Vancouver, British Columbia, Canada V6C 2T7. Their telephone number is 604-689-0188.

Item 2. Offer Statistics and Expected Timetable

No Disclosure Necessary

Item 3. Key Information

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal year ended July 31, 2006 was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, as indicated in their auditor’s report which is included elsewhere in this Registration Statement. The Company has declared July 31 as its fiscal year-end and has completed only one full fiscal year since incorporation on April 7, 2005. The selected financial data for the three-month period ended October 31, 2006 was derived from financial statements of the Company and has not been audited. The financial statements of the Company have been prepared in accordance with generally accepted accounting principals in Canada (“Canadian GAAP”) and conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as noted. The principal difference between Canadian GAAP and US GAAP affecting the Company’s financial statements is that pursuant to Canadian GAAP mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, such costs relating to unproved properties are expensed as they are incurred. A reconciliation of the impact of the difference between Canadian GAAP and US GAAP is provided in the Company’s financial statements in Note 11 to the Company’s audited financial statements for the year ended July 31, 2006 and in Note 10 to the Company’s unaudited financial statements for the three-month period ended October 31, 2006.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its exploration activities and for working capital.

The following table is derived from the financial statements of the Company for the three-months ended October 31, 2006.

Selected Financial Data

October 31, 2006
Revenue	0
Net Income (Loss)	(CDN$153,198)
(Loss) per Share	(CDN$0.01)
Dividends Per Share	Nil
Wtg. Avg. Shares	13,883,333
Working Capital (Deficit)	(CDN$96,590)
Long Term Debt	Nil
Shareholders' Equity (Deficiency)	CDN$183,905
Total Assets	CDN$674,537

Note that under US GAAP, the Company’s net loss was CDN$398,090, the loss per share was CDN$0.03, the shareholders’ deficiency was CDN$92,792 and the total assets were CDN$397,840.

Three months Ended October 31, 2006

During the three month period ended October 31, 2006, the Company did not generate any revenue. Expenses during this period were CDN$153,198 (US$129,829) and include: accounting, audit and legal fees of CDN$17,815 (US$15,097), transfer services and listing fees of CDN$2,108 (US$1,768), administration fees of CDN$10,000 (US$8,475), travel and conferences expenses of CDN$22,074 (US$18,707), rent of CDN$1,500 (US$12,271), telephone and internet expenses of CDN$1,163 (US$986), office and miscellaneous fees of CDN$3,282 (US$2,781) and financing and investor relations fees of CDN$91,848 (US$77,863).

Twelve Months Ended July 31, 2006

During the twelve month period ended July 31, 2006, the Company did not generate any revenue. Expenses during this period were CDN$112,395 (US$95,250) and include: accounting, audit and legal fees of CDN$26,244 (US$22,241), transfer services and listing fees of CDN$13,208 (US$11,193), administration fees of CDN$22,000 (US$18,644), travel and conference expenses of CDN$18,989 (US$16,092), rent of CDN$6,000 (US$5,085), telephone and internet expenses of CDN$3,361 (US$2,848) and office and miscellaneous fees of CDN$ 3,115 (US$2,6340) and financial advisor fees of CDN$16,000 (US$13,559).

From Incorporation to July 31, 2005

During the period from incorporation on April 7, 2005 to July 31, 2005, the Company did not generate any revenue. Expenses during this period were CDN$27,358 (US$23,185) and include: accounting, audit and legal fees of CDN$16,737 (US$14,184), website expenses of CDN$3,130 (US$2,653), office and miscellaneous fees of CDN$2,275 (US$1,928), rent of CDN$1,500 (US$1,271), telephone and internet expenses of CDN$1,357 (US$1,115) and financial advisor fees of CDN$1,500 (US$1,271).

Exploration is being financed, in part, by the issuance of shares. The Company successfully completed an offering of 3,500,000 shares at CDN$0.15 (US$0.13) per share on August 31, 2006, raising CDN$ 525,000 (US$444,915) with proceeds to the Company of CDN$472,500 (US$398,566) after payment of commissions. As of November 1, 2006, the Company privately placed 800,000 units at a price of CDN$0.60 (US$0.51) per unit, for total proceeds of CDN$480,000 (US$404,892). Each unit consisted of one (1) common share of the Company and one non-transferable two-year share purchase warrant exercisable at a price of CDN$0.80 (US$0.67) per share. A portion of the private placement included “flow-through” shares which obligate the Company to assign to the holders of the “flow-through” shares a pro rata portion of the Company’s tax credits in Canada for qualifying exploration expenses as described in the Income Tax Act of Canada. The Company is contractually obligated to use all of the proceeds of the sale of “flow-through” shares for such qualifying exploration expenses.

3.A.3. Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period and the range of high and low rates for the periods. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

January 2007	$1.18	$1.18	$1.16	$1.18
December 2006	$1.15	$1.16	$1.15	$1.17
November 2006	$1.14	$1.14	$1.13	$1.14
October 2006	$1.13	$1.13	$1.12	$1.13
September 2006	$1.12	$1.12	$1.11	$1.12
August 2006	$1.12	$1.12	$1.11	$1.12
July 2006	$1.13	$1.13	$1.12	$1.13
June 2006	$1.11	$1.12	$1.11	$1.11
May 2006	$1.11	$1.12	$1.10	$1.10
April 2006	$1.14	$1.17	$1.12	$1.12
March 2006	$1.16	$1.17	$1.13	$1.17
February 2006	$1.15	$1.16	$1.14	$1.14
January 2006	$1.16	$1.17	$1.14	$1.14
December 2005	$1.16	$1.17	$1.15	$1.17

Three Months Ended 12/31/06	$1.13	$1.14	$1.13	$1.14
Three Months Ended 9/30/06	$1.12	$1.12	$1.11	$1.12
Three Months Ended 6/30/06	$1.14	$1.14	$1.12	$1.13
Three Months Ended 3/31/06	$1.15	$1.18	$1.13	$1.15
Three Months Ended 12/31/05	$1.17	$1.20	$1.15	$1.17
Three Months Ended 9/30/05	$1.20	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.22	$1.26	$1.20	$1.21

Fiscal Year Ended 12/31/06	$1.13	$1.18	$1.11	$1.13
Fiscal Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Fiscal Year Ended 12/31/04	$1.30	$1.40	$1.18	$1.20
Fiscal Year Ended 12/31/03	$1.40	$1.57	$1.29	$1.29
Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59

The exchange rate was 1.1855 on February 2, 2007.

3.B Capitalization and Indebtedness

As at December 31, 2006, the Company had the following securities outstanding:

	Common Shares	Outstanding
	Number	Amount

Balance, April 7, 2005 (date of inception)	0	CDN$-
For cash:
Private placements - at $0.0001	10,250,000	1,025
- at $0.05	1,300,000	65,000
Balance, July 31, 2006 and 2005	11,550,000	66,025

For cash: initial public offering - at $0.15	3,500,000	525,000
For exercise of mineral property option - at $0.70 (market value)	200,000	140,000
For cash: exercise of warrants at $0.15	64,000	9,600
For cash: private placement at $0.60	800,000	480,000
For exercise of mineral property option - at $0.92 (market value)	100,000	92,000
Less: share issue costs:	-	(206,669)
Balance, December 31, 2006	16,214,000	CDN$1,218,965

3. C Reasons For The Offer and Use of Proceeds

No offer of securities is made by this registration statement. No disclosure is necessary.

RISK FACTORS

The securities of the Company shall be considered highly speculative and investors should carefully consider all of the information disclosed in this registration statement prior to making an investment in our securities. In addition to the other information presented in this Registration Statement, the following risk factors should be given special consideration when evaluating an investment in any of our securities.

1. THERE IS NO GUARANTEE THAT ANY VIABLE RESOURCE WILL BE FOUND.

Our claims in the Carmi Property, the Silver Tip Property and the South Rim Project in British Columbia, Canada are in an exploration stage only. We have no known body of commercial ore. Development of our Properties will only follow if exploration results, followed by a feasibility study, warrant development. Our options to acquire the Properties are our only material assets and if initial exploration results are not encouraging, the Company may need to acquire another mineral exploration property or properties. Exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercially viable bodies of ore. Moreover, if our exploration programs do not yield favorable results, we may be unable to finance further exploration activities and you could lose your entire investment.

2. RISKS INHERENT TO THE EXPLORATION INDUSTRY

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

3. THE VOLATILITY OF THE COMMODITIES MARKET

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of base and precious metals such as molybdenum. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore the economic viability of any of the Company’s exploration projects, cannot accurately be predicted.

4. WE HAVE NO SOURCE OF OPERATING REVENUE AND EXPECT TO INCUR SIGNIFICANT EXPENSES BEFORE ESTABLISHING AN OPERATING COMPANY, IF WE ARE ABLE TO ESTABLISH AN OPERATING COMPANY AT ALL.

Currently, we have no source of revenue, we do not have sufficient working capital to complete our exploration programs (including feasibility studies) and we do not have any commitments to obtain additional financing. Further, we do not have enough working capital to meet all of our contractual commitments to acquire our mineral properties. We have no operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

●	further exploration of our mineral assets and the results of that exploration;

●	our ability to raise the capital necessary to conduct this exploration and preserve our interest in these mineral claims; and

●	our ability to raise capital to develop the property, establish a mining operation, and operate this mine in a profitable manner.

Because we have no operating revenue, we expect to incur operating losses in future periods as we continue to expend funds to explore and develop our properties. Failure to raise the necessary capital to continue exploration and development could cause us to go out of business.

5. WE MUST MAKE REGULAR INVESTMENTS IN OUR PROPERTIES TO MAINTAIN OUR INTEREST

Pursuant to the option agreement covering the Carmi Property, the option agreement covering the Silver Tip Property, and the option agreement covering the South Rim Project, we are required to make future investments to maintain and expand our interests. If we are unable to raise sufficient funds to make such investments, we may lose all or a portion of our rights in these Properties.

6. OUR STOCK PRICE WILL BE HEAVILY INFLUENCED BY THE RESULTS OF EXPLORATION.

We cannot predict the results of the exploration that is being conducted. The results of these activities will heavily influence our decisions on further exploration at our Properties and are likely to affect the trading price of our stock.

7. IF WE DEVELOP MINERAL RESOURCES, THERE IS NO GUARANTEE THAT PRODUCTION WILL BE PROFITABLE.

Even if we find commercial mineral resources, there is no assurance that we will be able to mine them or that a mining operation would be profitable. No feasibility studies have been conducted as of the date of this registration statement.

8. GOING CONCERN QUALIFICATION

The Company has included a “going concern” qualification in the Financial Statements to the effect that we are an exploration stage company and have no established sources of revenue or proven mineral properties. In the event that we are unable to raise additional capital and/or locate ore resources, as to which in each case there can be no assurance, we may not be able to continue our operations. In addition, the existence of the “going concern” qualification in our auditor’s report may make it more difficult for us to obtain additional financing. If we are unable to obtain additional financing, you may lose all or part of your investment.

9. THERE ARE PENNY STOCK SECURITIES LAW CONSIDERATIONS THAT COULD LIMIT YOUR ABILITY TO SELL YOUR SHARES.

Our common stock is considered a "penny stock" and the sale of our stock by you will be subject to the "penny stock rules" of the Securities and Exchange Commission. The penny stock rules require broker-dealers to take steps before making any penny stock trades in customer accounts. As a result, our shares could be illiquid and there could be delays in the trading of our stock which would negatively affect your ability to sell your shares and could negatively affect the trading price of your shares.

10. OUR BUSINESS IS SUBJECT TO CURRENCY RISKS

The Company conducts its business activities in Canadian dollars. Consequently, the Company is subject to gains or losses due to fluctuations in Canadian currency relative to the U.S. dollar.

11. GOVERNMENTAL REGULATIONS MAY CHANGE

All phases of the Company’s operations are subject to environmental regulation in British Columbia. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

12. ABORIGINAL RIGHTS MAY BE CLAIMED AGAINST THE PROPERTIES

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the minerals claims in which the Company has an interest.

13. COMPETITION

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable properties for exploration in the future.

14. NO ASSURANCE OF TITLE TO ASSETS

While the Company has followed, and intends to follow, standard industry accepted due diligence procedures with respect to title for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will be not challenged or impugned.

15. CHANGES IN MANAGEMENT

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. We have no employment agreements with our management. Also, we have no key-man insurance policies.

16. VALUE OF COMPANY

The Company’s assets are of indeterminate value and cannot be valued until a feasibility study is conducted. Further exploration of our properties is required before enough information is known about our mineral claims to undertake a feasibility study, if a feasibility study is warranted.

Item 4. Information About the Company

History and Development of the Company

Hi Ho Silver Resources Inc. was incorporated under the Canada Business Corporations Act on April 7, 2005. The Company's head office and registered office are located at 3045 Southcreek Road, Unit 11, Mississauga, Ontario L4X 2E9. The Company is registered as an extraprovincial corporation in British Columbia and Ontario. From its inception, the Company has been engaged in the acquisition and exploration of mineral properties in Canada.

Telephone:	905-602-4653
Fax:	905-602-4656
E-Mail:	hihosilverinc@yahoo.ca

The contact person for the Company is Fred Fisher, President and CEO.

The Company’s fiscal year-end is July 31.

The Company’s shares are listed on the Canadian Trading and Quotation System Inc. (the “CNQ”) stock exchange under the symbol “HiHo” and on the Frankfurt Stock Exchange under the symbol “H9T”. Currently, no public market exists for our shares in the United States, however, we intend make an application to include our shares for quotation on the “over-the-counter” (“OTC”) Bulletin Board maintained by the National Association of Securities Dealers, Inc.

The Company has unlimited common shares without par value authorized. As of the date of this Registration Statement, the Company had outstanding 16,772,300 common shares and 212,700 two-year warrants expiring on August 29, 2008 to acquire common shares at CDN$0.15 (US$0.13) per share and 800,000 two-year warrants expiring on November 3, 2008 to acquire common shares at CDN$0.80 (US$0.67) per share, and 192,500 two-year warrants expiring March 16, 2009 to acquire common shares at CDN$1.00 (US$0.84) per share. The Company has 2,200,000 stock options outstanding pursuant to its Stock Option Plan dated September 5, 2006, as amended on October 12, 2006, and approved by shareholders on January 26, 2007. The Stock Option Plan reserves such number of option shares as equals 20% of the Company’s outstanding shares, from time to time, as available for issuance under the Plan.

Business Overview

We are an exploration stage company. Our objective is to explore and, if warranted and feasible, to develop our interest in the mineral claims located in British Columbia, Canada which we refer to herein as (i) the “Silver Tip Property”,(ii) the “Carmi Property”, and (iii) the “South Rim Project.” There is no assurance that commercially viable mineral deposits exist on any of our mineral claims and further exploration will be required before a final evaluation as to economic feasibility is determined.

THE CARMI PROPERTY

The Carmi Mineral Property (the “Carmi Property”) consists of a total of 5 contiguous mineral claims covering 2,873 hectares (7,184 acres) in the Greenwood Mining Division, British Columbia, Canada. The original property was acquired by St. Elias Mines Ltd. (“St. Elias”) and consisted of 22 two post claims acquired between 2001 and 2004. These were converted to the new British Columbia Mineral Titles Online (“MTO”) map selection system in 2005 and additional claims were acquired to form the present total package. Title to the core claims was acquired by St. Elias by outright purchase and the additional area surrounding these claims was acquired by MTO staking as protection. The Carmi Property has not been legally surveyed.

The Company commissioned and received an independent technical report on the Carmi Property, in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Summary Report on the Carmi Molybdenum Property" dated August 5, 2005 and revised June 6, 2006 (the "Report") was prepared by Messrs. Michael H. Sanguinetti P. Eng. and Paul Reynolds P. Geo. of Sanguinetti Engineering Ltd. Mr. Dugald Dunlop assisted the authors of the Report with regard to GPS surveying and preparation of maps. Mr. Sanguinetti, P.Eng. and Mr. Reynolds, P.Geo are Qualified Persons as defined in Canadian National Instrument No. 43-101. Mr. Sanguinetti has been involved in mineral exploration for copper, lead, zinc, gold, silver, tungsten, molybdenum, graphite, wollastonite, diamonds, barite and evaluations for aggregate and dimension stone since 1962. He has conducted this work throughout Canada, the western states of the United States, Mexico, Central America, Venezuela, Bolivia and Peru. Mr. Reynolds has been involved in mineral exploration for base and precious metals and diamonds since 1987 and has conducted this work in Canada, the western United States, Argentina, Bolivia, Guyana and Peru. Messrs. Reynolds and Dunlop visited the Property on July 5 and 6, 2005 and Mr. Sanguinetti visited the Property on July 29, 2005.

Based upon a substantial amount of surface exploration work and drilling, consisting of 140 percussion holes and 45 diamond drill holes conducted from 1961 to 1980 by other parties (as described below in “History”), a preliminary resource was outlined in 1980 and 1987.

The Report contains historical estimates of the resource, based upon the results of exploration work from 1961 to 1980. The Report is available at the records office of the Company at Suite 501 - 905 West Pender Street, Vancouver, B.C. V6C 1L6 and at the Company’s office at 3045 Southcreek Road, Unit 11, Mississauga, Ontario L4X 2E9, where it may be examined during normal business hours. The Report also was filed with the Ontario Securities Commission and is available under the Company's profile on the SEDAR website at www.sedar.com. A copy of the Report may be downloaded in Acrobat form from the SEDAR website. The reader is cautioned that the Report contains "historical" estimates of a mineralized molybdenum resource. These estimates have not been prepared with the requirements of Canadian National Instrument 43-101 and are not considered “reserves” as that term is used in the mining industry. The estimates must be further defined and the Company must undertake a feasibility study of the results (if a feasibility study is warranted) before we will know whether an economically viable resource exists at the Carmi Property.

The Company commenced field exploration work on the Carmi Property in September of 2006. On November 10, 2006, the Company announced that it had completed a 3-D induced polarization (IP) survey on the property and that preliminary interpretation suggested that there is a large chargeability anomaly underlying the Lake Zone. This anomaly does not appear to have been tested by previous drilling. On December 8, 2006 the Company announced that it had commenced a 2,000 meter drill program. As of January 8, 2007, two drill holes had been completed and drilling was temporarily suspended due to unusually severe winter weather conditions. Drilling results for the first two holes were announced on February 6, 2007.

HOLE ID	Beginning Depth of Core Sample (Meters)	Ending Depth of Core Sample (meters)	Length of Core Sample (meters)	MoS2- -%*
06-190	3.05	142.36	139.31	0.127

06-191	282.09	443.71	161.62	0.033

* Molybdenum Disulfide

Molybdenum

Molybdenum is a base metal. The pure metal is silvery white in color, fairly soft, and has one of the highest melting points of all pure elements. In small quantities, molybdenum is effective at hardening steel. Molybdenum is used in high-strength alloys and in high-temperature steels. Special molybdenum-containing alloys, such as the Hastelloys, are notably heat-resistant and corrosion-resistant. Molybdenum is used in oil pipelines, aircraft and missile parts, and in filaments. Molybdenum is used as a catalyst in the petroleum industry, especially in catalysts for removing organic sulfurs from petroleum products. Molybdenum disulfide is a good lubricant, especially at high temperatures. Molybdenum is also used in some electronic applications such as the conductive metal layers in thin-film transistors.

The following graph shows historic prices in Canadian dollars (per pound) of Molybdenum from January 11, 1997 through January 11, 2007 (based upon information available at http://www.infomine.com.).

Acquisition Agreement with St. Elias Covering the Carmi Property

We entered into a property option agreement with St. Elias Mines Ltd. (“St. Elias”) dated September 12, 2005 (the "St. Elias Option Agreement"), which was amended by a property option amendment agreement dated December 27,2006 , pursuant to which we have the right to acquire up to a 70% undivided interest in the Carmi Property. Our rights in the Carmi Property arise under the St. Elias Option Agreement.

Under the terms of the St. Elias Option Agreement, as amended, we can acquire a 51% undivided interest in and to the Property (the "First Option") by paying to St. Elias the aggregate sum of CDN $75,000 in cash (of which CDN$50,000 has already been paid by us to St. Elias), issuing to St. Elias an aggregate of 500,000 of our common shares (100,000 issued) and incurring a total of CDN $2,000,000 in exploration expenditures. Pursuant to the St. Elias Option Agreement, as amended, we are required to incur a minimum of CDN$400,000 in exploration expenditures by February 28, 2007. As of December 31, 2006, the Company had spent approximately CDN$375,000 (US$316,322) on the Carmi Property, including 3D induced polarization surveying, diamond drilling and engineering. Within 90 days of fully exercising the First Option, we can elect to acquire a further undivided 19% interest in and to the Carmi Property (the "Second Option"), by incurring additional exploration expenditures totaling a minimum of CDN $3,000,000 and by issuing to St. Elias a total of 1,000,000 of our common shares.

The five claims that make up the Carmi Property are specifically described below in the Table below.

PROPERTY

Tenure Number	Claim Name	Area, Hectares	Expiry Date*
509186	Carmi West Pit	524.339	30 Nov 2008
509187	Carmi East	524.246	30 Nov 2008
509188	Carmi SE	524.521	30 Nov 2008
509189	Carmi SW	524.52	30 Nov 2008
512778	Carmi Main	776.011	30 Nov 2008
Total Area (Ha)		2,873.636 Ha

* On November 15, 2006, the expiry dates for the Carmi Property claims were extended until November 30, 2008, at a cost of CDN$2,302.

The required value of annual assessment work to be done and recorded is based on the area of the Carmi Property. Because the claims were converted to the British Columbia Mineral Titles Online (“MTO”) system in 2005 they are considered "new" claims. As such, the work requirements are CDN$4.00 per hectare per year for the first three years and CDN$8.00 per hectare per year for year-four and succeeding years to maintain the claims. A minimum of CDN$11,495 is required to be applied to the Carmi Property to maintain the titles in good standing for this first year. We have made this investment as of the date of this Registration Statement.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the Carmi Property is by road on the paved Provincial Highway 33, driving 54 kilometres southwest from Kelowna, in the Okanagan Valley to Carmi or 8 kilometres northwest from Beaverdell. A logging haul road (Carmi FSR) leads from Carmi through the centre of the property. A large number of logging or drill roads provide access to the entire property but these are largely overgrown and require brushing out.

Climate in the Carmi - Beaverdell - Kettle Valley area is typical of the Okanagan Highlands. Summer is normally warm and dry and winter is moderate to very cold and dry. Mean temperatures at Beaverdell are 16°C in summer and -7°C in winter. Precipitation in the region is moderate in summer months (56mm in May and June) but in winter months is less with much falling as snow. Snow pack may reach to a maximum of 32cm at Beaverdell (Environment Canada website, 2005 - http://www.ec.gc.ca).

The Carmi Property is in the Okanagan Highlands physiographic region and encompasses an area of gently rolling hills in the central and southern portions to steep and rugged topography in the north, east and west. The Lake Zone is accessible by road but is situated on a moderately steep west facing slope. Elevation in the central claims area reaches a maximum of 1,370 metres (4,494 feet) which is approximately 450 to 500 metres (1,476 to 1,640 feet) above the valley floor. Wilkinson Creek crosses the north-eastern side of the property and joins the West Kettle River that flows southward down the Kettle River valley east of the property. A small upland lake occurs on the central portion of the claims. Adequate water for drilling and milling purposes is available from these sources.

The inhabitants of the nearby settlements of Carmi and Beaverdell (population about 350) rely mainly on tourism, logging and agriculture for employment. However, there are still a number of persons experienced in mining and exploration who previously worked for Teck Corp. at the Highland Bell Mine at Beaverdell. There is no shortage of practical, experienced persons for seasonal or permanent employment both from the Kettle Valley and from the Okanagan. The closest center for major supplies and rentals is Kelowna, however, for supplies not found in the valley, daily freight and bus services are scheduled to Beaverdell. A small sawmill at Beaverdell provides lumber for local needs. Accommodations and meals are available at Beaverdell. High voltage power lines traverse the valley if needed for future mine development. The closest International Airport is at Kelowna, with daily flights to Vancouver, Calgary and the USA. A small airstrip for private and charter aircraft exists at Beaverdell.

History

The portion of the Carmi Property known as the “E-Zone” was discovered in 1960 by Kennco Explorations (Western) Limited during the course of follow-up to geochemical stream sediment reconnaissance surveys. Kennco conducted extensive soil geochemistry, geological mapping, dozer trenching and, in 1965, two shallow diamond drill holes (total 35.1 metres) which indicated low and erratic molybdenum grades. In 1969 and 1970, International Minerals and Chemicals Limited conducted geochemical soil surveys, induced polarization and resistivity surveys and 1,540 metres of diamond drilling in 12 holes.

From 1971 to 1973, Husky Oil Limited with G.V. Lloyd Exploration Limited conducted mapping, geochemical and geophysical surveys on the property and adjoining areas.

The portion of the Carmi Property known as the Lake Zone was identified by Vestor Exploration Ltd. in 1974 using soil geochemistry and both diamond drilling (17 holes, 1,712m) and percussion drilling (8 holes, 610m). In 1974 - 1975 Granby Mining Corporation, in JV with Vestor, drilled 41 percussion holes (4,370m) and in 1976 Vestor drilled 2 diamond drill holes (396m).

In 1976-1977, Craigmont Mines Limited conducted further geological mapping, geochemical and geophysical surveys and drilled 22 percussion holes (1,932m) and 5 diamond drill holes (820m) to test IP and geochemical targets. A sixth diamond drill hole (650m) was drilled between the Lake Zone and the E Zone.

In 1978, Union Oil Company of Canada Limited conducted detailed geologic investigations as well as IP and resistivity surveys and geochemical surveys and reconnaissance work peripheral to the surveyed grid work. This program included 63 percussion holes (6,287m) in order to establish open pit reserves, establish geological controls of the molybdenite zones, evaluate depth potential and evaluate peripheral targets.

From 1984 to 1987 Vestor and Dynamic Oil Limited conducted a limited percussion drilling program (4 holes, 289.6m). The last significant program on the Carmi Property was conducted in 1989 and 1990 by Placer Dome Inc. They reviewed the correlation of results from previous percussion and diamond drilling programs and, in 1990, drilled 3 diamond drill holes (311.28m) to twin three old percussion holes. Results of this twinning suggest that considerable down-hole contamination of molybdenum values took place in the original percussion drilling.

From 1960 until 1990, work on the Carmi Property has entailed geological mapping and prospecting, soil, water and silt geochemistry, dozer trenching and chip sampling, induced polarization, resistivity, magnetometer surveys and percussion and diamond drilling. Overall, a total of approximately 21,533 metres of drilling has been carried out on the Property, consisting of 140 percussion holes and 48 diamond drill holes. The total amount expended on exploration to date is in excess of $1 million.

Based on the substantial amount of surface exploration work and drilling, consisting of 140 percussion holes and 45 diamond drill holes conducted from 1961 to 1980, a preliminary resource was outlined in 1980 and 1987, as described in the Report. As noted above, the preliminary resource outlined in the Report is merely an estimate that has not been prepared in compliance with the requirements of Canadian National Instrument 43-101 and is not considered a “reserve” as that term is used in the mining industry. The estimates must be further defined and the Company must undertake a feasibility study of the results (if a feasibility study is warranted) before we will know whether an economically viable resource exists at the Carmi Property.

Other Relevant Data and Information

Our work to date on the Carmi Property and our proposed work programs (described below) of access improvement, geochemical sampling, geophysical surveys, trenching and drilling do not pose any apparent environmental hazards.

The moderate and steep slopes of the Carmi Property are covered by grazing grasses, non-commercial brush and widely spaced secondary pine and fir vegetation. Trenching and drill roads from past exploration work have been partially reclaimed or naturally regenerated and are extensively overgrown. Old drill sites were reclaimed and all core and cuttings have been removed from the site.

Local animal populations are primarily domestic range cattle. Larger vertebrate wild animals include black bears and deer, the populations of both are kept in check by local hunters.

In recent years tourism has become an important consideration for the local economy. Bicycle tours along the abandoned Kettle Valley branch of the Canadian Pacific Railway right-of-way have become popular with outdoors enthusiasts. A section of this rail bed loops through the northeast quarter of the property and crosses Wilkinson Creek. Surface rights of this rail right-of-way were acquired by the Province of British Columbia and in turn leased to the Trans Canada Trail. Exploration work and/or any potential mining should not interfere with the site of the trail and we do not anticipate a conflict with Trans Canada Trail’s surface rights.

The Carmi Property was previously noted as having enriched uranium content in the Jura-Cretaceous granite. Standard assays and analytical results of samples show uranium concentration in a grade of less than 0.05% by weight and thorium concentration in a grade of less than 0.15% by weight. Since these values are below the "danger" thresholds, we do not believe a hazard is present and no special precautions are required for drilling or other exploration work.

Exploration to be Conducted by the Company

The exploration potential of the Carmi Property is considered excellent to expand the known mineralized showings. Our exploration program was divided into two phases. Phase I, as described below, is largely complete.

Phase I

The Company commenced field exploration work on the Carmi Property in September of 2006. On November 10, 2006, the Company announced that it had completed a 3-D induced polarization (IP) survey on the property and that preliminary interpretation suggested that there is a large chargeability anomaly underlying the Lake Zone. This anomaly does not appear to have been tested by previous drilling. On December 8, 2006 the Company announced that it had commenced a 2,000 meter drill program. As of January 8, 2007, two drill holes had been completed and drilling was temporarily suspended due to unusually severe winter weather conditions. Drilling results for the first two holes were announced on February 6, 2007.

The key results are as follows:

HOLE ID	Beginning Depth of Core Sample (meters)	Ending Depth of Core Sample (meters)	Length of Core Sample (meters)	MoS2- -%*
06-190	3.05	142.36	139.31	0.127

06-191	282.09	443.71	161.62	0.033

*Molybdenum Disulfide

Phase II

Phase II should start with a 15 km 3D IP survey over the E Zone. Following evaluation of the geophysical survey data and contingent upon receiving positive results from the 3-D IP survey, it is recommended that Hi Ho undertake a 4,000 metre diamond drill program on the Carmi Property. The objective of the drill program is two-fold. First it is necessary to twin some old holes in order to confirm the grade of mineralization previously reported. Secondly, it is intended to test the geophysical targets and to follow up and expand existing identified mineralized trends from the historical work.

Confirmatory diamond drilling on the Lake Zone is recommended to define and expand the high grade mineralization located at depth. Diamond drilling on the E Zone is recommended to test the potential on-strike and depth extensions and grade of the zone.

The estimated cost of the Phase II program (in CDN$) is as follows:

Stage 1
3-D IP survey	15 km; 12d @ $3,000/d	36,000
Geophysical report		4,500
		$40,500
Stage 2
Diamond drilling: 4,000 metres @ $125/m		500,000
Environmental reclamation, allow		20,000
Assays and analyses:	600 samples at $30.00	18,000
Personnel and administration		80,000
Travel and equipment		30,000
Accommodation, food	(200 and @ $100/d)	20,000
Consulting, engineering, reporting		40,000
Fees		15,000
GST allowance		50,000
Contingency		56,500
		$829,500

Total Phase II		$870,000

TOTAL PHASE I AND PHASE II PROGRAMS		$1,020,000

The Company is currently employing Meridian Mapping Ltd. (“Meridian”) to conduct the surveys, geological mapping and diamond drilling at the Carmi Property. The Company is compensating Meridian based upon their daily rates for staff and equipment pursuant to invoices rendered monthly. Meridian’s rates range from CDN$375 per day for crew men to CDN$700 per day for a supervising geologist.

SILVER TIP PROPERTY

The “Silver Tip Property” consists of two claims located in the Slocan/Nelson Mining Division in British Columbia, Canada. The two claims encompass approximately 2,250 acres with five mineralized showings. The Company’s information about the Silver Tip Property is based primarily upon historical information that is publicly available and the records in prior exploration which included underground workings in some places. An exploration project was carried out in 2004 by an independent consultant that confirmed the existence of the underground workings and collected samples. The Company intends to undertake the first exploration program of its own on the Silver Tip Property in the Spring of 2007. The Company has not undertaken any exploration of the Silver Tip Property as of the date of this Registration Statement.

Acquisition Agreement with Madman Mining Co. Ltd.

The Company entered into a property option agreement with Madman Mining Co. Ltd. (“Madman Mining”) dated October 13, 2006 pursuant to which it obtained the right to acquire up to a 100% interest in the Silver Tip Property (the “Silver Tip Option Agreement”). Our rights in the Silver Tip Property arise under the Silver Tip Option Agreement.

Pursuant to the Silver Tip Option Agreement, the Company purchased a 51% undivided interest in the Silver Tip Property by paying to Madman Mining CDN$35,000 (US$29,523) in cash and by issuing to Madman Mining a total of 200,000 common shares

The Company has the right to acquire a further undivided 49% interest in and to the Silver Tip Property by paying Madman Mining the sum of CDN$65,000 (US$54,829) in cash and by issuing to Madman Mining a total of 300,000 common shares on or before October 1, 2007. If the Company elects to make such cash payment and issue the common shares, the remaining 49% undivided right, title and interest in and to the Silver Tip Property shall vest in the Company, free and clear of all charges, encumbrances and claims, and Madman Mining shall then take all necessary steps reasonably required by the Company to transfer to the Company the remaining 49% interest in and to the Silver Tip Property.

During the term of the Silver Tip Option Agreement, the Company is required to maintain the Silver Tip Claims with the Ministry of Energy Mines and Petroleum Resources in British Columbia, Canada.

As of the date of this Registration Statement, the Company does not consider the Silver Tip Property material to its operations.

SOUTH RIM PROJECT

The “South Rim Project” consists of twelve mineral claims located in the Coles Lake Area of central British Columbia. The Company’s information regarding the South Rim Project is based primarily upon historical information taken from Assessment Reports on file. The filed Assessment reports indicate there are at least twelve mineralized showings. The Company intends to undertake the first exploration program of its own on the South Rim Project during 2007. The Company has not undertaken any exploration of the South Rim Property as of the date of this Registration Statement.

Acquisition Agreement with St. Elias Mines Ltd.

The Company entered into a letter agreement with St. Elias Mines Ltd. (“St. Elias”) on February 12, 2007 pursuant to which it obtained the right to acquire a 51% undivided interest in the South Rim Project (the “South Rim Option Agreement”). Our rights to the South Rim Project arise under this Agreement.

Under the terms of the South Rim Option Agreement the Company can acquire a 51% undivided interest in and to the Property by paying to St. Elias the aggregate sum of CDN$40,000 (US$33,898) payable as follows: (i) CDN$10,000 (US$8,475) within five business days of execution of the South Rim Option Agreement (paid); (ii) CDN$10,000 (US$8,475) due on or before February 12, 2008 and (iii) CDN$20,000 (US$16,949) due on or before February 12, 2009.

Under the South Rim Option Agreement, the Company must incur a cumulative total of CDN$500,000 (US$423,729) in exploration expenditures on or before the following dates: (i) exploration expenditures totaling CDN$75,000 (US$63,559) on or before February 12, 2008, (ii) exploration expenditures totaling CDN$200,000 (US$169,492) on or before February 12, 2009 and (iii) exploration expenditures totaling CDN$225,000 (US$190,678) on or before February 12, 2010.

The Company must issue an aggregate of 200,000 shares of the Company’s common stock to St. Elias as follows: (i) 100,000 common shares within ten business days of regulatory approval of the formal agreement between the parties with respect to the South Rim Project and (ii) an additional 100,000 common shares issued to St. Elias on or before February 12, 2008.

At any time after the Company has earned a 51% interest under in the South Rim Project, the Company and St. Elias shall enter into a joint venture agreement, the terms of which will be based upon recognized industry standards.

As of the date of this Registration Statement, the Company does not consider the South Rim Project material to its operations.

TASCO PROPERTY

The Company has an option to acquire certain claims known as the “TASCO Property,” located in the Taseko Lakes area of Central British Columbia, known as the Clinton Mining Division. The Company’s information about the TASCO Property is based primarily upon filed assessment reports that are publicly available. In 2006 an independent consultant reported the existence of mineralized showings and collected samples. The Company intends to undertake the first exploration program of its own on the TASCO Property in the summer of 2007. The Company has not undertaken any exploration of the TASCO Property as of the date of this Registration Statement.

Acquisition Agreement for TASCO Property

The Company entered into an agreement with KGE Management Ltd. (“KGE”) and John Chapman (“Chapman”) dated March 2, 2007 pursuant to which the Company may acquire a 100% interest in the TASCCO Property, subject to a 3% net smelter royalty (the “TASCO Agreement”). Our rights to the TASCO Property arise under this Agreement.

Under the TASCO Agreement, the Company can acquire a 100% interest in the TASCO Property, subject to a 3% net smelter royalty, in consideration of: (1) incurring CDN$1,500,000 in exploration costs by December 31, 2012 in staged commitments, (2) paying a total of CDN$465,000 to KGE and Chapman on or before December 31, 2012 (of which CDN$15,000 was paid upon the execution of the TASCO Agreement), and (3) issuing a total of 1,000,000 shares to KGE and Chapman on or before December 31, 2012.

Item 5. Operating Results and Financial Review and Prospects

The selected financial data of the Company for the fiscal year ended July 31, 2006 was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, Vancouver, Canada, as indicated in their auditors’ report which is included elsewhere in this Registration Statement. The Company has declared July 31 as its fiscal year-end and has completed one fiscal year since incorporation on April 7, 2005. The selected financial data for the quarter ended October 31, 2006 was taken from the Company’s unaudited financial statements for that period. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The following financial data is selected information for the Company for the three most recently completed financial years, which were prepared in accordance with Canadian GAAP:

	Year or Period ended July 31, (Canadian Dollars)
	2006		2005	2004
Total revenues		$-	$-	$	n/a
Net Loss		$(112,395)	$(27,358)	$	n/a
Basic and diluted loss per share	$	(0.01)	$(0 .00)	$	n/a
Total assets		$93,232	$71,382	$	n/a
Total long-term liabilities		$-	$-	$	n/a
Cash dividends per share		$-	$-	$	n/a
n/a = not available.

The Company’s net loss for the year ended July 31, 2006 was higher than that for the period ended July 31, 2005 because (a) it covers a full 12 months instead of the shorter period for the period ended July 31, 2005, which commenced on the Company’s date of inception (April 7, 2005), and (b) the Company had significant increases in its administration fees, travel and conference expenses, sponsorship fees, listing and transfer services fees, and accounting, auditing and legal fees during the year ended July 31, 2006, which costs were primarily as a result of the expenses involved in the preparation and filing of the Company’s preliminary prospectus and the Company’s initial public offering.

Results of Operations

The net loss for the three months ended October 31, 2006, was CDN$153,198, compared to a net loss of CDN$21,944 for the three months ended October 31, 2005. The increase of CDN$131,204 is mainly attributable to the following:

a)	Investor relations expenses increased from Nil to CDN$63,348;

b)	Financing fees increased from Nil to CDN$28,500;

c)	Travel and conference expenses increased from CDN$4,413 to CDN$22,074;

d)	Accounting, audit and legal fees increased from CDN$9,150 to CDN$17,185 due to accounting, auditing and legal fees associated with the listing of the Company’s shares on the CNQ stock exchange;

e)	Administration fees increased from Nil to CDN$10,000;

f)	Office and Miscellaneous expenses increased from CDN$404 to CDN$3,282; and

g)	Website expenses increased from Nil to CDN$2,400.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	(CANADIAN DOLLARS)
	Q1 Oct 31, 2006	Q4 July 31, 2006	Q3 Apr 30, 2006		Q2 Jan 31, 2006	Q1 Oct 31, 2005	Q4 July 31, 2005		Q3 Apr 30, 2005	Q2 Jan 31, 2005
Total revenues	$-	$-	$-		n/a	$-	$-		n/a	n/a
Total net loss:	($153,198)	($23,261)	($89,134	)*	n/a	($21,944)	($27,358	)**	n/a	n/a
Per share	$0.01	$0.00	$0.01	*	n/a	$0.00	$0.00	**	n/a	n/a
Per share, fully diluted	$0.01	$0.00	$0.01	*	n/a	$0.00	$0.00	**	n/a	n/a

* 9 months ended April 30, 2006

** for period from April 7, 2005 (date of incorporation) to July 31, 2005

n/a = not available.

The foregoing summary financial data were taken from the Company’s audited and unaudited financial statements, which were prepared in accordance with Canadian GAAP. Currency amounts are in $CDN.

Liquidity

The Company has no operating revenues and finances its operations principally through the sale of its securities. In the short term, a director of the Company has provided cash advances to meet urgent operating needs. During the three months ended October 31, 2006, an officer of the Company advanced CDN$5,000 to the Company and was repaid a total of CDN$30,000 for funds previously advanced to and expenses previously incurred on behalf of the Company.

On August 29, 2006, Hi Ho Silver closed an initial public offering (“IPO”) with gross proceeds to the Company totalling CDN$525,000. The offering was fully subscribed and a total of 3,500,000 shares were issued at a price of CDN$0.15 per share, pursuant to the Company’s prospectus dated July 27, 2006. Northern Securities Inc. acted as lead agent on the IPO. In connection with the IPO, the Company paid agent’s commissions totalling CDN$52,500 cash and 350,000 agent’s warrants. Each agent’s warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.15 per share on or before August 29, 2008.

As of October 31, 2006, the Company had no long-term liabilities, a working capital deficit of CDN$96,590 and total assets of CDN$674,537. The Company’s primary assets as of October 31, 2006 were cash of CDN$304,392, prepaid expenses of CDN$69,921 and mineral property costs of CDN$276,697.  By comparison, as of July 31, 2006, the Company had no long-term liabilities, a working capital deficit of CDN$148,048 and total assets of CDN$93,232.  The primary assets of the Company as of July 31, 2006 were cash of CDN$13,127, mineral property costs of CDN$31,805 and deferred share issue costs of CDN$38,457.  Note that under US GAAP, mineral property acquisition and exploration costs on unproved properties are expensed as incurred, which means that under US GAAP there is no asset known as “mineral property costs”. See Note 11 of the Notes to the Financial Statements for a discussion of the differences between Canadian and US GAAP.

On November 1, 2006, Hi Ho Silver closed a private placement offering with gross proceeds to the Company totalling CDN$480,000. The offering was fully subscribed and a total of 800,000 units were issued at a price of CDN$0.60 per unit. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a price of CDN$0.80 per share for a two year period. Almost half of the offering was done on a flow-through basis. The units are subject to a hold period until March 2, 2007. Blair Shilleto was paid a CDN$25,000 finders fee in connection with the offering.

On March 15, 2007 the Company closed a private placement of 385,000 units for gross proceeds of CDN$346,500. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant where each whole warrant (two half-share purchase warrants together) entitles the holder to purchase a common share at a price of CDN$1.00 per share for a two year term. A finder’s fee of CDN$3,150 was paid to EFPS Ltd. in London, England. In addition, a finder’s fee of CDN$1,800 was paid to each of Mark Finney and Alex Friedrich. The purchasers of the units were non-U.S persons. The private placement was undertaken pursuant to an exemption from registration under the Securities Act of 1933 pursuant to Regulation S promulgated thereunder.

The Company intends to raise funds to pay for the Company’s acquisition of mineral exploration properties and for its exploration and business activities through further private placement offerings of its securities and/or from the proceeds of the exercise of outstanding stock options or from the exercise of share purchase warrants. There can be no assurance that the Company will be able to raise the necessary funds in this manner. Circumstances that could affect liquidity are market or commodity price changes or economic downturns.

Capital Resources

As of the date of this discussion, the Company has 1,086,000 stock purchase warrants outstanding and 2,300,000 stock options outstanding. If the Company’s shares trade at a sufficient premium to the exercise price of these warrants and options and if there are no trading restrictions on the underlying shares, then it is expected that the warrants and options will be exercised, which will contribute additional cash to the Company’s treasury.

With respect to the Carmi Property, the Company is required to incur an additional CDN$600,000 (Phase II Program) exploration expenditures by September 18, 2007 and an additional CDN$1,000,000 in exploration expenditures by September 18, 2008, and make a cash payment of CDN$25,000 by September 18, 2007 (and issue a further 400,000 shares) to acquire a 51% interest in the Carmi Property. Within 90 days following the exercise of the first option to acquire the 51% interest, the Company can elect to earn a further 19% interest in the Carmi Property by incurring an additional CDN$3,000,000 in exploration expenditures (and issuing an additional 1,000,000 shares) in stages.

The Company can earn an additional 49% interest in the Silver Tip Property by paying CDN$65,000 (and issuing 300,000 shares of the Company) on or before October 1, 2007.

In order to earn the 51% undivided interest in and to the South Rim Project the Company must incur an aggregate of CDN$500,000 in exploration expenditures on or before February 12, 2010; make an aggregate cash payment of CDN$40,000 by February 12, 2009 and issue a total of 200,000 shares of the Company’s common stock by February 12, 2008.

Disclosure of Outstanding Share Capital

As at December 31, 2006, the Company had the following securities outstanding:

	Common Shares	Outstanding
	Number	Amount

Balance, April 7, 2005 (date of inception)	0	CDN$ -
For cash:
Private placements - at $0.0001	10,250,000	1,025
- at $0.05	1,300,000	65,000

Balance, July 31, 2006 and 2005	11,550,000	66,025

For cash: initial public offering - at $0.15	3,500,000	525,000
For exercise of mineral property option - at $0.70 (market value)	200,000	140,000
For cash: exercise of warrants at $0.15	64,000	9,600
For cash: private placement at $0.60	800,000	480,000
For exercise of mineral property option - at $0.92 (market value)	100,000	92,000
Less: share issue costs:	-	(206,669)
Balance, December 31, 2006	16,214,000	CDN$ 1,218,965

Share Purchase Warrants Outstanding:

Each outstanding share purchase warrant entitles the holder to acquire one previously unissued common share of the Company at the prices and until the expiry date set out in the table below:

Series	Number Outstanding	Exercise Price	Expiry Date
Series “A” Warrants	212,700	CDN$0.15 per share	August 29, 2008
Series “B” Warrants	800,000	CDN$0.80 per share	November 3, 2008
Series “C” Warrants	192,500	CDN$1.00 per share	March 16, 2009

Stock Options Outstanding:

The following table outlines the stock options that have been granted as of the date of this registration statement pursuant to the Company’s Stock Option Plan dated September 5, 2006, as amended on October 12, 2006 and ratified by shareholders on January 26, 2007. For more information about the Company’s Stock Option Plan see Item 10 - “Authorized/Issued Capital.” Each outstanding stock option entitles the holder to acquire one previously unissued common share of the Company at the prices and until the expiry date set out in the table below:

Holders	Number Outstanding	Exercise Price	Expiry Date
Directors & Consultant	1,050,000	CDN$0.70 per share	September 8, 2008
Consultants	250,000	CDN$0.70 per share	October 20, 2008
Consultant	250,000	CDN$1.05 per share	January 1, 2010
Director	200,000	CDN$0.95 per share	December 13 2008
Consultant	50,000	CDN$1.00 per share	January 17, 2009
Director	400,000	CDN$1.00 per share	January 21, 2009
Total	2,200,000

Contingent Liabilities

None.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Evaluation of Disclosure Controls and Procedures

Based on our evaluation for the period ended October 31, 2006, we have concluded that our disclosure controls and procedures are sufficiently effective to provide reasonable assurance that material information required to be disclosed in the Company’s interim and annual filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that the material information is accumulated and communicated to management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Frederick Fisher, age 47, is the President, Chief Executive Officer, a Director of the Company and a member of its audit committee. He owns approximately 67% of the Company’s outstanding shares of common stock. From June 2003 to November 2005 he was the president, CEO, Treasurer, CFO, and a Director of Golden Hope Resources Corp., a mineral exploration company. Since December 2004 he has been a director of Bellweather Precious Metals Inc. From April 1996 to June 2001 he was the president of Star Asia Capital Corp., a private venture capital company for emerging mining and start-up companies located in Bangkok, Thailand. Prior to this he assisted a number of public companies in developing their business and operating plans and raising financing for their mineral exploration operations by introducing them to potential business partners and venture capitalists. From 1986 to 1989, Mr. Fisher was a stockbroker at Jefferson Securities in Vancouver, B.C. Mr. Fisher will be responsible for the management of all aspects of the Company’s activities, including retaining consultants and contractors for the Company’s mineral exploration activities, working with the Company’s accountants, consultants and professional advisors, and arranging for financing of the Company’s activities. Mr. Fisher will devote approximately 80% of his time to the Company. Mr. Fisher received an Honors B.A. Degree from York University in Toronto in 1984. Mr. Fisher has not entered into an employment, non-competition or non-disclosure agreement with the Company.

Thomas Murdoch, age 45, is a Director of the Company and a member of the audit committee. From June 2003 to November 2005 he was the secretary and a Director of Golden Hope Resources Corp., a mineral exploration company. From March 1999 to the present, he has been the Sales/Program Manager for Matcor Automotive Inc., an automotive parts manufacturer in Brampton, Ontario specializing in metal stamped and welded assemblies. Mr. Murdoch has previously assisted several mineral exploration companies in developing their business and operating plans and raising financing for their mineral exploration operations by introducing them to potential mining partners and venture capitalists. Mr. Murdoch will devote approximately 5% of his time to the Company. Mr. Murdoch earned a Bachelors Degree in Economics from Wilfrid Laurier University in Waterloo, Ontario in May of 1985. Subsequently, he earned a postgraduate Diploma in Business Administration from Wilfrid Laurier University in May of 1986. Mr. Murdoch has not entered into an employment, non-competition or non-disclosure agreement with the Company.

Kelly Fisher, age 45, is a Director of the Company and the Company’s Secretary. Ms. Fisher has been a Teaching Assistant with the Peel District School Board from 1985 to present. Ms. Fisher will devote approximately 5% of her time to the Company. Ms. Fisher received a Bachelor of Arts degree from York University in Toronto in 1997. Ms. Fisher has not entered into an employment, non-competition or non-disclosure agreement with the Company. Ms. Fisher is Fred Fisher’s sister.

Isabel Alves, age 39, is a Director and an employee of the Company. She handles investor relations. Ms. Alves has an extensive background in the financial services industry. From 1996 to 1999, she worked for Edward D. Jones & Co. Ltd. as an operations representative. From 1999 to 2001 she was a project coordinator with Correspondent Network, a financial consulting services firm in Toronto, Ontario. From 2001 to 2002 Ms. Alves served as a RRSP/Mutual Fund Manager for the Octagon Capital Corporation. Most recently, Ms. Alves was a part owner of a franchise culinary collage in charge of handling all sales and administration for the school. Ms. Alves has completed specialized coursework in Canadian securities operations.

Wayne Turgeon, age 45, is a director of the Company, the Company’s Treasurer and the Company’s Chief Financial Officer. In addition, he is a member of the Company’s audit committee. Mr. Turgeon has been providing accounting, business and tax planning services to individuals and corporations since 1987. He has provided part-time accounting services to the Company since its inception. He earned a Bachelor of Commerce degree from Concordia University in 1978. Mr. Turgeon has previously worked with several large companies, including the Diversey Corp. a subsidiary of Molson, and Deloitte & Touche. As a manager for Deloitte & Touche, Mr. Turgeon was also responsible for the audits of the City of Mississauga, FBM Ltd. (Bacardi Distillery) and others.

The Board has an Audit Committee composed of Frederick Fisher, Thomas Murdoch and Wayne Turgeon. The Audit Committee reviews the financial statements of the Company, its internal controls and the annual report of the Company’s independent auditors.

Compensation of Directors

Set out below are particulars of the compensation paid to the Named Executive Officers of the Company. “Named Executive Officers” are:

(a) the Company’s Chief Executive Officer, despite the amount of compensation of that individual;

(b) each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at January, 2007, the Company’s executive officers are Frederick Fisher, President and Chief Executive Officer, Kelly Fisher, Secretary, and Wayne Turgeon, Treasurer and Chief Financial Officer. The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for each of the last three fiscal years. No other executive officer’s total salary and bonus during such periods exceeded $150,000.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation
	Awards					Payouts
NEO Name and Principal Position (a)	Year(1) (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Frederick Fisher President, CEO and Director	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	CDN$9,000l(2) Nil Nil Nil	400,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Isabel Alves Director	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	CDN$18,000(3) Nil Nil Nil	200,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Wayne Turgeon Director, Treasurer and CFO	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil(4) Nil Nil Nil	200,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Kelly Fisher Director, Secretary	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	300,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Thomas Murdock Director	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	300,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)	Financial years ended July 31.

(2)	As of October, 2006, Mr. Fisher began receiving $3,000 per month for management services.

(3)
As of September 2006, Ms. Alves began receiving $2,500 per month for investor relations services. Prior to that, from May 2006 through August 2006, Ms. Alves received $2,000 per month for investor relations services.

(4)	Since inception a total of $4,590 has been paid to Wayne Turgeon for accounting services.

Long-Term Incentive Plans, Options and SARs Awards in Most Recently Completed Fiscal Year

Stock appreciation right ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs and no incentive stock options were granted or exercised by the Named Executive Officer during the recently completed fiscal years ended July 31, 2005 or 2006. In the quarter ended October 31, 2006, 1,750,000 stock options were granted pursuant to the Company’s Stock Option Plan. An additional 450,000 stock options were granted in January 2007.

The Company’s Stock Option Plan is its only Long-Term Incentive plan. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs or restricted share compensation.

Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
Frederick Fisher President, CEO and Director	400,000	N/a	CDN$1.00	CDN$1.00/share	1/21/2009

Isabel Alves Director	200,000	N/a	CDN$0.70	CDN$0.70/share	9/08/2008

Wayne Turgeon Director, CFO and Treasurer (2)	200,000	N/a	CDN$0.95	CDN$0.95/share	12/13/08

Kelly Fisher Director, Secretary	300,000	N/a	CDN$0.70	CDN$0.70/share	9/08/2008

Thomas Murdock Director	300,000	N/a	CDN$0.70	CDN$0.70/share	9/08/2008

(1)
None of the options were granted in the fiscal year ended July 31, 2006. All of the options reflected above were granted during the three-month quarter ended October 31, 2006, except for Mr. Turgeon’s and Mr. Fisher’s options.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

As of December 31, 2006, there were no incentive stock options or SARs exercised by any of the Named Executive Officer.

NEO Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at December 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Option/SARs at December 31, 2006 ($)(2) Exercisable/ Unexercisable
(a)	(b)	(c)	(d)	(e)
Frederick Fisher President, CEO and Director	Nil	Nil	Nil	$0

Isabel Alves Director	Nil	Nil	200,000	CDN$0.40

Wayne Turgeon Director, Treasurer, and CFO	Nil	Nil	200,000	CDN$0.15

Kelly Fisher Director, Secretary	Nil	Nil	300,000	CDN$0.40

Thomas Murdock Director	Nil	Nil	300,000	CDN$0.40

(1)	Based on the difference between the closing market price of the Company’s shares on the date of exercise and the option exercise price.

(2)
In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. Amounts are on a per share basis and are calculated using the last closing price on or before December 31, 2006, which was $1.10 per share.

Voting Control of Officers and Directors

Name, Municipality of Residence and Position(s) held	Period served as a Director	Principal occupations within the five preceding years	Number and percentage of voting securities held
Frederick Fisher Mississauga, Ont. President and Director. Member of the Audit Committee.	April 7, 2005 to date
President, CEO and Director of the Company since April 2005. CFO and Treasurer of the Company from April 2005 to July 2006. President of Golden Hope Resources Corp. from June 2003 to November 2005. President of Star Asia Capital Corp. from April 1996 to June 2001.
10,786,800 (66.5%)

Thomas Murdoch Orangeville, Ont. Director. Member of the Audit Committee.	April 21, 2005 to date
Director of the Company since April 2005. CFO and Treasurer of the Company from July 2006 to December 2006.Secretary of Golden Hope Resources Corp. from June 2003 to November 2005. Sales/Program Manager for Matcor Automotive Inc. since 1999.
417,000 (2.6%)

Kelly Fisher Mississauga, Ont. Director, Secretary	April 25, 2005 to date	Director and Secretary of the Company since April 2005. Teaching Assistant with Peel District School Board from 1985 to present.	46,000 (0.28%)

Isabel Alves, Terra Cotta, Ont. Director	September 27, 2006 to date	Director of the Company since September 2006. Mutual fund manager with Octagon Capital Corporation from 2001 to 2002 and part owner of a culinary college.	23,000 (0.1%)

Wayne Turgeon, Mississauga, Ont. Director, CFO and Treasurer. Member of the Audit Committee.	December 13, 2006 to date	Director, CFO and Treasurer of the Company since December 2006. Accounting and consulting services	Nil (0%)

All directors and executive officers as a group			11,262,800 (69.5%)

The Board also administers the Stock Option Plan.

Item 7. Major Shareholders and Related Party Transactions

Major Stockholders

The following table sets out the names of our principal shareholders, the number of common shares owned by our principal shareholders as at the date of this Prospectus and the percentages of each class of securities owned by our principal shareholders:

	As of December 31, 2006
Name of Principal Shareholder	Number and class of securities beneficially owned directly or indirectly	Percentage of class owned
Frederick Fisher	10,786,800 common shares	67%

Related Party Transactions

Frederick Fisher, a director and an officer of the Company, incurred expenses on behalf of the Company and advanced funds to the Company. During the years ended July 31, 2006 and July 31, 2005 these amounts (in Canadian dollars) totaled:

	2006	2005

Expenses incurred	$22,550	$1,540
Advances to the Company	82,540	-

	$105,090	$1,540

In August 2006, the Company received a further CDN$5,000 advance from Mr. Fisher. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. In September 2006, the Company repaid a total of CDN$20,000 to Mr. Fisher.

In August 2006, pursuant to the Company’s initial public offering, Mr. Fisher subscribed for a total of 515,000 shares, Kelly Fisher, a director of the Company, subscribed for a total of 46,000 shares, and Thomas Murdoch, a director and an officer of the Company, subscribed for a total of 115,000 shares. These shares were all issued at CDN$0.15 per share. Ms. Fisher is holding 13,000 of the 46,000 shares she purchased in trust for her son. Mr. Murdoch is holding 15,000 of the 115,000 shares he purchased in trust for his son.

The Company has been paying CDN$2,500 per month to Isabel Alves, a director of the Company, since September 2006 for investor relations and administrative services. The Company paid Ms. Alves CDN$2,000 per month from May to August 2006. The Company has been paying CDN$3,000 per month to Mr. Fisher since October 2006 for management services.

In September 2006, the Company granted 200,000 stock options to Ms. Alves, 300,000 stock options to Kelly Fisher and 300,000 stock options to Thomas Murdoch. All of these options have an exercise price of CDN$0.70 per share and expire on September 8, 2008.

In October 2006, the Company issued a total of 50,000 units of the Company’s securities to Mr. Murdoch for total proceeds to the Company of CDN$30,000 and a total of 11,501 units to the spouse of Ms. Alves for total proceeds to the Company of CDN$6,900.60. These securities were issued on a flow through basis as part of the Company’s private placement of 800,000 units at CDN$0.60 per unit, which is described in section 1.6.

In December 2006 the Company granted 200,000 stock options to Wayne Turgeon, a director of the Company. These options have an exercise price of CDN$0.95 per share and expire on December 13, 2008.

In January 2007 the Company granted 400,000 stock options to Fredrick Fisher, a director of the Company. These options have an exercise price of CDN$1.00 per share and expire on January 21, 2009.

Interests of Experts and Counsel

The information on the Carmi Property is summarized from the report titled the “Summary Report on the Carmi Molybdenum Property” dated August 5, 2005, prepared by Michael H. Sanguinetti, P.Eng., Paul Reynolds, P.Geo. and Dugald Dunlop, B.Sc. of Sanguinetti Engineering Ltd. Messrs Sanguinetti and Reynolds are Qualified Persons. A copy of this report can be found on the Company’s disclosure page on www.sedar.com after it has been posted. Neither Mr. Sanguinetti, nor Mr. Reynolds, nor Mr. Dunlop has any interest in the Carmi Property and neither holds any securities of the Company.

Item 8. Financial Information

Consolidated Statements and Other Financial Information
See Item 17

Item 9. The Offer and Listing

Our common shares trade on the Canadian Trading and Quotation System Inc. (the “CNQ”) stock exchange under the symbol “HiHo” and on the Frankfurt Stock Exchange under the symbol “H9T”. Currently, no public market exists for our shares in the United States; however, we intend to make an application to include our shares for quotation on the “over-the-counter” (“OTC”) Bulletin Board maintained by the National Association of Securities Dealers, Inc. There is no assurance that this listing will be obtained.

Description of the Securities Issued

Common Shares

The Company has one class of shares outstanding: common shares. Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value (none of which have been issued). As of the date of this Registration Statement we had a total of 16,772,300, common shares issued and outstanding.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the board of directors.

Name of Principal Shareholder	Before completion of the Offering		After completion of the Offering
	Number and class of securities beneficially owned directly or indirectly	Percentage of class owned	Percentage of class owned
			Minimum Offering	Maximum Offering
Frederick Fisher	10,786,800 common shares	67%	N/A	N/A

Application of Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our shares may be quoted on the OTC Bulletin Board and the price of our shares may fall within a range which would cause our shares to be considered a “penny stock.” The additional sales practice and disclosure requirements imposed upon broker-dealers handling “penny stocks” in the United States may discourage broker-dealers from effecting transactions in our shares, which could limit the market liquidity of the shares in the United States and impede the sale of our shares in the market in the United States.

Under the “penny stock” regulations, a broker-dealer selling “penny stocks” to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to purchase, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the “penny stock” regulations require the broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared by the Commission relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the “penny stock” held in a customer's account and information with respect to the limited market in “penny stocks.”

All of the foregoing may affect the marketability of our securities.

Blue Sky Restrictions on Resale

The Company will seek to obtain an exemption, known as the “manual exemption,” in up to 38 States where such exemption is available. Generally, the manual exemption is available to issuers that maintain an up-to-date listing that includes certain information about the issuer in a recognized securities manual. The Company will obtain a listing in “Standard & Poor’s Corporation Records,” a recognized securities manual. The States that provide the manual exemption include: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Guam, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Texas, U.S. Virgin Islands, Utah, Washington, West Virginia, and Wyoming. Each State’s law is different. Some of the States provide a general exemption for issuers’ securities that are listed in a “recognized securities manual” (or similar language) while other States have provisions that name the recognized securities manuals that qualify an issuer for the exemption in that State. Investors and securities professionals are advised to check each State’s securities laws and regulations (known as “Blue Sky” laws) or to check with the Company to ascertain whether an exemption exists for the Company’s shares in a particular State.

Item 10. Additional Information

10.A Share Capital

10.A.1 Authorized/Issued Capital

As of December 31, 2006, the Company had 16,214,000 shares outstanding.

The following table outlines the number and prices at which our securities have been sold within the last 12 months:

Date	Number and Class of Securities	Price or Deemed Price per security	Total Consideration
April 12, 2005	10,000,000 Common shares	CDN$0.0001	CDN$1,000
April 22, 2005	200,000 Common shares	CDN$0.05	CDN$10,000
May 3, 2005	250,000 Common shares	CDN$0.0001	CDN$25
May 16, 2005	1,100,000 Common shares	CDN$0.05	CDN$55,000
August 29, 2006	3,500,000 Common shares	CDN$0.15	CDN$525,000
October 19, 2006	200,000 Common Shares	CDN$0.70*	CDN$140,000*
November 2, 2006	64,000 Common Shares	CDN$0.15	CDN$9,600**
November31, 2006	800,000 Common shares and 800,000 Warrants	CDN$0.60/unit	CDN$480,000
November 7, 2006	200,000 Common Shares	CDN$0.92*
March 15, 2007	385,000 Common Shares and 385,000 one-half share purchase Warrants	CDN$1.00	CDN$346,500

* Deemed price for acquisition of interest in mineral property.

** Issued pursuant to exercise of 64,000 agent’s warrants.

The Company has reserved 1,086,000 shares for issuance upon exercise of warrants outstanding, including 800,000 warrants issued to investors on November 3, 2006 and 350,000 agents’ warrants (of which 64,000 have been exercised). The agents’ warrants were issued on August 29, 2006 and have a term of two (2) years. The exercise price for the agents’ warrants is CDN$0.15 per share. 64,000 of the agent’s warrants were exercised on November 2, 2006.

The Company has 2,200,000 stock options outstanding pursuant to its Stock Option Plan dated September 5, 2006, as amended on October 12, 2006, and approved by shareholders on January 26, 2007. The Stock Option Plan reserves such number of option shares as equals 20% of the Company’s outstanding shares, from time to time, as available for issuance under the Plan. As of the date of this registration statement the following stock options have been granted.

Holders	Number Outstanding	Exercise Price	Expiry Date
Directors & Consultant	1,050,000	$0.70 per share	September 8, 2008
Consultants (1)	250,000	$0.70 per share	October 20, 2008
Consultant (2)	250,000	$1.05 per share	January 1, 2010
Director	200,000	$0.95 per share	December 13 2008
Consultant	50,000	$1.00 per share	January 17, 2009
Director	400,000	$1.00 per share	January 21, 2009

(1) Included in the above table are 250,000 options that the Company has granted pursuant to an agreement entered into with Small Cap Invest Ltd., a United Kingdom company with offices in Frankfurt, Germany, to acquire up to 250,000 shares at a price of CND$0.70 per share. These options were granted as part of the consideration paid pursuant to the agreement with Small Cap Invest Ltd. for consulting services. For more information, see Item 10.C - “Material Contracts” herein.

(2) Included in the above table are 250,000 options the Company has granted pursuant to an agreement entered into with Agoracom Investor Relations Corp., a Canadian company with principal offices in Mississauga, Ontario, to acquire up to 250,000 shares at a price of CDN$1.05 per share. These options were granted as part of the consideration paid for communications and consulting services and vest over a one-year term in equal installments of 62,500 options on April 1, 2007, July 1, 2007, October 1, 2007 and January 1, 2008. For more information, see Item 10.C - “Material Contracts” herein.

The following outlines the nature of each share issuance since the inception of the Company.

Date	Number and Class of Securities
April 12, 2005	10,000,000 Common shares
Private placement to obtain initial capitalization of the Company. Shares were placed with one non-U.S. Person* pursuant to an exemption afforded by Regulation S (“Reg S”) promulgated under the Securities Act of 1933, as amended.

April 22, 2005	200,000 Common shares	Private placement with one non-U.S. Person* pursuant to an exemption afforded by Reg S.

May 3, 2005	250,000 Common shares	Private placement with one non-U.S. Person* pursuant to an exemption afforded by Reg S.

May 16, 2005	1,100,000 Common shares	Private placement with six non-U.S. Persons* pursuant to an exemption afforded by Reg S. No offers or sales were made to any U.S. Person*.

August 31, 2006	3,500,000 Common Shares	Best efforts public offering pursuant to an exemption under Reg S. No offers or sales were made to any U.S. Person*.

October 19, 2006	200,000 Common Shares	Issued as part payment pursuant to a mineral property option agreement to one non-U.S. Person* pursuant to an exemption afforded by Reg S. No offers or sales were made to any U.S. Person*

November 2, 2006	64,000 Common Shares	Issued pursuant to the exercise of 64,000 warrants to one non U.S. Person * pursuant to an exemption afforded by Reg S. No offers or sales were made to any U.S. person.

November 3, 2006	800,000 Common Shares and Warrants bundled as “units”	Best efforts Private Placement pursuant to an exemption under Reg S. No offers or sales were made to any U.S. Person*.

March 15, 2007	385,000 Common Shares and 385,000 one-half share purchase warrants	Best efforts Private Placement pursuant to an exemption under Reg S. No offers or sales were made to any U.S. Person.*

* The term, “U.S. Person” refers to the defined term provided in Rule 902(k) of Regulation S promulgated under the Securities Act of 1933, as amended.

Escrowed Securities

Pursuant to Canadian National Policy 46-201 Escrow for Initial Public Offerings (the "Escrow Policy"), the securities held by principals of the Company must be held in escrow subject to the terms of an escrow agreement for a period of time following the Company's public offering in August of 2006 as an incentive for the principals to devote their time and attention to the Company's business while they are security holders. Principals include all persons or companies that, on the completion of the Company's offering, fall into one or more of the following categories:

a)	Directors and senior officers or the directors and senior officers of a material operating subsidiary;

b)	Promoters during the two years preceding the offering;

c)
Those who own and/or control more than 10% of the Company's voting securities immediately before and immediately after completion of the offering if they also have appointed or have the right to appoint one or more of the Company's directors or senior officers or one or more of the directors or senior officers of a material operating subsidiary;

d)	Those who own and/or control more than 20% of the Company's voting securities immediately before and immediately after completion of the offering; and

e)	Associates and affiliates of any of the above.

A company, trust, partnership or other entity where more than 50% of the voting securities are held by one or more principals will be treated as a principal. A principal's spouse and their relatives that live at the same address as the principal will also be treated as principals and any securities of the issuer they hold will be subject to escrow requirements. A principal that holds securities carrying less than 1% of the voting rights attached to an issuer's outstanding securities immediately after its initial public offering is not subject to escrow requirements.

The following table sets out the number of common shares of the Company are being held in escrow:

Designation of class	Number of securities held in escrow	Percentage of class
Common shares	9,405,000	58%

The common shares are held in escrow pursuant to an Escrow Agreement dated September 12, 2005 between the Company, Pacific Corporate Trust Company and the shareholders.

As the Company will be considered an `emerging issuer' as that term is defined under the Escrow Policy, a principal's escrowed securities will be released according to the following schedule:

On August 31, 2006, the date the Company's securities were listed on a Canadian exchange (the listing date)	1/10 of the escrowed securities
6 months after the listing date	1/6 of the remaining escrowed securities
12 months after the listing date	1/5 of the remaining escrowed securities
18 months after the listing date	1/4 of the remaining escrowed securities
24 months after the listing date	1/3 of the remaining escrowed securities
30 months after the listing date	1/2 of the remaining escrowed securities
36 months after the listing date	the remaining escrowed securities

*
In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the listing date.

10.B Memorandum and Articles of Association

1. Place of Incorporation and Purposes

The Company is a Canadian Corporation for under Canada Business Corporations Act, R.S.C. 1985, c. C44 (the “Act”). The Articles of Incorporation (the “Articles”) do not address the Company’s purpose.

2. Directors’ Powers

A Director shall refrain from voting on a proposal, arrangement or contract in which he is materially interested, unless otherwise permitted by the Canada Business Corporations Act. Furthermore, the nature and extent of said Director’s interest shall be disclosed in writing or entered into the minutes of Director’s meeting. Director compensation is determined by the Board of Directors and there are no provisions regarding compensation in the absence of an independent quorum. Pursuant to the Articles of Incorporation the Directors may, where authorized by the By-laws and confirmed by shareholder resolution:

Borrow money upon the credit of the Company;

Issue, reissue, sell or pledge debt obligations of the Company;

Give a guarantee to secure a performance of an obligation of any person; and

Mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the property owned or subsequently acquired by the Company to secure any debt obligation of the Company.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Act, to become or act as a Director. There are no age considerations pertaining to the retirement or non-retirement of Directors. Pursuant to both the By-laws and Act at least 25% of the Directors must be resident Canadians. If the Company has less than four directors then at least one director must be a resident Canadian.

3. Share Rights, Preferences and Restrictions

The Company is authorized to issue an unlimited number of common shares and an unlimited amount of preferred shares. All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Preferred shares may be issued in one or more series and each series may have special sets of rights and restrictions.

4. Shareholder’s Rights

Under the Act by a special resolution the Articles may be amended to allow: a change in the designation of all or any of its shares and to add, change or remove any rights, privileges and conditions.

5. Meetings

The place and time of the annual meeting is determined by the Board of Directors if held within Canada. If held outside of Canada, the meeting place must either be specified in the Articles or after agreement by all shareholders entitled to vote at such meeting. The Board shall have the power to call a special meeting of shareholders at any time. Notice must be given not less than 21 days, and not more than 50 days, in advance. Notice for a special meeting must include the nature of the business to be transacted and the text of any special resolution to be submitted to the meeting.

Notice may be waived by any shareholder or person entitled to attend the meeting. Attendance by any person at a meeting shall still constitute waiver unless such person attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called. Accidental omission of notice to any individual entitled to attend a meeting shall not invalidate the proceedings taken or resolutions passed at any meeting of the shareholders.

6. Limitations on the Right to Own Securities.

There are no limitations on the right to own securities. There is no liability to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

7. Limitations on Restructuring

There is no provision of the Company’s Articles or By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

8. Disclosure of Share Ownership

There are no By-law provisions regarding disclosure of share ownership.

9. Governing Law

The Company believes that the principles of Canadian corporate law governing the Company are generally consistent with the principles which form the basis for the laws governing corporations in the United States.

10. Capitalization

The Company’s Articles do not include provisions regulating changes in the capital of the Company.

10.C Material Contracts

Acquisition Agreement with St. Elias Covering the Carmi Property

We entered into a Mineral Property Option Agreement with St. Elias Mines Ltd. (“St. Elias”) dated September 12, 2005 (the "St. Elias Option Agreement"), which was amended by a property option amendment agreement dated December 27, 2006, pursuant to which we have the right to acquire up to a 70% undivided interest in the Carmi Property. Our rights in the Carmi Property arise under the St. Elias Option Agreement.

Under the terms of the Option Agreement, as amended, we can acquire a 51% undivided interest in and to the Property (the "First Option") by paying to St. Elias the aggregate sum of CDN$75,000 in cash (of which CDN$50,000 has already been paid by us to St. Elias), issuing to St. Elias an aggregate of 500,000 of our common shares and incurring a total of CDN$2,000,000 in exploration expenditures. Pursuant to the Option Agreement, as amended, we are required to incur a minimum of CDN$400,000 in exploration expenditures by February 28, 2007. As of January 31, 2007 the Company spent approximately CDN$375,000 (US$316,322) on 3D induced polarization surveying, diamond drilling and engineering. As of that date, St. Elias granted an extension until February 28, 2007 for the expenditure of the remaining CDN$25,000. Within 90 days of fully exercising the First Option, we can elect to acquire a further undivided 19% interest in and to the Property (the "Second Option"), by incurring additional exploration expenditures totaling a minimum of CDN$3,000,000 and by issuing to St. Elias a total of 1,000,000 of our common shares.

Option Agreement with Madman Mining Co. Ltd. Covering the Silver Tip Property

The Company entered into an option agreement with Madman Mining Co. Ltd. (“Madman Mining”) dated October 13, 2006 pursuant to which it obtained the right to acquire up to a 100% interest in the Silver Tip Property (the “Silver Tip Option Agreement”).

Pursuant to the Silver Tip Option Agreement, the Company purchased a 51% undivided interest in the Silver Tip Property by paying to Madman Mining CDN$35,000 (US$29,523) in cash and by issuing to Madman Mining a total of 200,000 common shares

The Company has the right to acquire a further undivided 49% interest in and to the Silver Tip Property by paying Madman Mining the sum of CDN$65,000 (US$54,829) in cash and by issuing to Madman Mining a total of 300,000 common shares on or before October 1, 2007. If the Company elects to make such cash payment and issue the common shares, the remaining 49% undivided right, title and interest in and to the Silver Tip Property shall vest in the Company, free and clear of all charges, encumbrances and claims, and Madman Mining shall then take all necessary steps reasonably required by the Company to transfer to the Company the remaining 49% interest in and to the Silver Tip Property.

During the term of the Silver Tip Option Agreement, the Company is required to maintain the Silver Tip Claims with the Ministry of Energy Mines and Petroleum Resources in British Columbia, Canada.

As of the date of this Registration Statement, the Company does not consider the Silver Tip Property material to its operations.

Acquisition Agreement with St. Elias Mines, Ltd. Covering the South Rim Property

The Company entered into a letter agreement with St. Elias Mines Ltd. (“St. Elias”) on February 12, 2007 pursuant to which it obtained the right to acquire a 51% undivided interest in the South Rim Project (the “South Rim Option Agreement”). Our rights to the South Rim Project arise under this Agreement.

Under the terms of the South Rim Option Agreement the Company can acquire a 51% undivided interest in and to the property by paying to St. Elias the aggregate sum of CDN$40,000 (US$33,898) payable as follows: (i) CDN$10,000 (US$8,475), which was paid shortly after execution of the South Rim Option Agreement; (ii) CDN$10,000 (US$8,475) on or before February 12, 2008 and (iii) CDN$20,000 (US$16,949) on or before February 12, 2009.

Under the South Rim Option Agreement, the Company must incur a cumulative total of CDN$500,000 (US$423,729) in exploration expenditures on or before the following dates: (i) exploration expenditures totaling CDN$75,000 (US$63,559) on or before February 12, 2008, (ii) exploration expenditures totaling CDN$200,000 (US$169,492) on or before February 12, 2009 and (iii) exploration expenditures totaling CDN$225,000 (US$190,678) on or before February 12, 2010.

The Company must also issue an aggregate of 200,000 shares of the Company’s common stock to St. Elias as follows: (i) 100,000 common shares within ten business days of regulatory approval of a formal agreement between the parties with respect to the South Rim Project and (ii) an additional 100,000 common shares issued to St. Elias on or before February 12, 2008.

At such time as Hi Ho has earned a 51% interest under the South Rim Option Agreement, Hi Ho and St. Elias shall enter into a joint venture agreement, the terms of which will be based upon recognized industry standards.

As of the date of this Registration Statement, the Company does not consider the South Rim Project material to its operations.

Acquisition Agreement for TASCO Property

The Company entered into an agreement with KGE Management Ltd. (“KGE”) and John Chapman (“Chapman”) dated March 2, 2007 pursuant to which the Company may acquire a 100% interest in the TASCCO Property, subject to a 3% net smelter royalty (the “TASCO Agreement”). Our rights to the TASCO Property arise under this Agreement.

Under the TASCO Agreement, the Company can acquire a 100% interest in the TASCO Property, subject to a 3% net smelter royalty, in consideration of: (1) incurring CDN$1,500,000 in exploration costs by December 31, 2012 in staged commitments, (2) paying a total of CDN$465,000 to KGE and Chapman on or before December 31, 2012 (of which CDN$15,000 was paid upon the execution of the TASCO Agreement), and (3) issuing a total of 1,000,000 shares to KGE and Chapman on or before December 31, 2012.

As of the date of this Registration Statement, the Company does not consider the TASCO Property Agreement material to its operations.

Agreement with Small Cap Invest Ltd.
The Company retained Small Cap’s services as a public relations agent pursuant to a part-time contractor services agreement dated October 20, 2006. Small Cap has agreed to provide public relations services to the Company in the European Union, including assisting the Company in developing a corporate profile, issuing press releases and other public corporate communications, and identifying potential bankers, stockbrokers and portfolio managers who may be interested in investing in the common stock of the Company. Compensation under the part-time contractor services agreement consists of a monthly service fee in the amount of US$6,500 (€5,000) plus expenses, (the “service fee”), payable in cash for a twelve month term and thereafter the public relations services agreement shall continue from month to month until terminated by either party. Additionally, Small Cap or its assigns was granted the option to acquire a total of 250,000 shares of common stock of the Company at a price of CDN$0.70 per share.

Agreement with Agoracom Investor Relations Corp.

The Company entered into an Investor Relations Agreement with Agoracom Investor Relations Corp., a company subsisting under the laws of Canada and having a principal office in Mississauga, Ontario (“Agoracom”) as of December 7, 2006 (the “Agoracom Agreement”). Pursuant to the Agoracom Agreement, Agoracom provides communications services to facilitate communication between the Company and its shareholders and prospective shareholders using information supplied by the Company. Pursuant to the Agoracom Agreement, Agoracom receives CDN$4,000 per month and has received options to purchase up to 250,000 shares at CDN$1.05 per share. The options vest in equal amounts of 62,500 options on April 1, 2007, July 1, 2007, October 1, 2007 and January 1, 2008. The Agoracom Agreement has a one-year term and then becomes a month-to-month agreement.

10.D. Exchange Controls

Except as discussed in Item 10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") (a "NAFTA or WTO National"), any direct acquisition having an asset value exceeding CDN$179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), as to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding CDN$5,000,000 and any indirect acquisition having an asset value exceeding CDN$50,000,000 is reviewable.

3. If the investor is a non-Canadian and is a NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act:

(i)	the acquisition of all or substantially all of the assets used in carrying on business in Canada;

(ii)	the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or

(iii)	the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division of Industry Canada, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment. In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E. Taxation

NON-RESIDENT HOLDERS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person (a "Non-Resident Holder") who (1) at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act"), holds such Common Shares as capital property, and deals at arm's length and is not affiliated with the Company and (2) who, at all relevant times, for purposes of the Tax Act and any applicable tax convention (i) is not, and is not deemed to be, a resident of Canada, (ii) does not use or hold and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada and (iii) does not carry on an insurance business in Canada and elsewhere, and (4) whose Common Shares do not constitute "taxable Canadian property" of the person for purposes of the Tax Act. Provided that the Common Shares are listed on a prescribed stock exchange (which includes the Frankfurt Exchange) at a particular time, the Common Shares will generally not constitute "taxable Canadian property" to a Non-Resident Holder at that time unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the Company's capital stock was owned by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length or any combination thereof. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

DIVIDENDS ON COMMON SHARES

Dividends on Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in an applicable tax treaty where the Non-Resident Holder is a resident of a country with which Canada has an income tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, dividends on Common Shares generally will be subject to Canadian withholding tax at the rate of 15%. If the Non-Resident Holder is a U.S. resident company that owns at least 10% of the voting stock of the Company and is the beneficial owner of the dividends, the Canadian withholding tax on such dividends will be at the rate of 5%.

DISPOSITION OF COMMON SHARES

Provided that the Common Shares acquired by a Non-Resident Holder under this Prospectus do not constitute "taxable Canadian property" of the Non-Resident Holder at the time of disposition, the Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of Common Shares as of the date of this Registration Statement. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service (IRS) rulings and judicial decisions as in effect as of the date hereof, all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below. The summary is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for the purposes of the current Canada-United States Income Tax Convention (the "Convention"), (ii) whose Common Shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (iii) who otherwise would qualify for the full benefits of the Convention. Except where noted, it deals only with Common Shares held as capital assets and does not deal with special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities or qualified retirement plans, insurance companies, persons holding Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, partnerships and other pass-through entities, persons owning (or who are deemed to own for United States federal income tax purposes) 10% or more of the Company 's stock (by vote or value), traders who elect to mark-to-market their securities, persons whose "functional currency" is not the United States dollar, or persons owning (either alone or with others that they do not deal with at arm's length) 25% or more of the issued shares of any class of the Company's capital stock within 5 years of the disposition of Common Shares. This discussion also does not address any United States federal income tax consequences to any person who owns an interest in any entity that holds Common Shares. Furthermore, this summary does not address alternative minimum taxes, or any aspect of foreign, state, local, estate or gift taxation.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY TAXING JURISDICTION.

As used herein, the term "U.S. Holder" means a beneficial holder of Common Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or any entity that is treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a beneficial holder of Common Shares that is not a U.S. Holder.

The following discussion assumes that the Company is not a passive foreign investment company.

DISTRIBUTIONS

The gross amount of any distribution received by a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of such U.S. Holders, as a dividend, to the extent attributable to current or accumulated earnings and profits, as determined under United States federal income tax principles. The Company has not paid any dividends to date on its Common Shares and has not calculated its earnings and profits under United States federal income tax rules. Provided that the Company is not treated as a passive foreign investment company, described below, the Company believes that it is considered to be a "qualified foreign corporation," and therefore distribution to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received in taxable years beginning on or before December 31, 2008. Dividends on Common Shares generally will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the United States dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gains or losses in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars by a U.S. Holder will be treated as United States source ordinary income or loss. The maximum rate of Canadian withholding tax on dividends paid to a U.S. Holder pursuant to the Convention is 15 percent. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit, dividends paid on the Common Shares will be treated as income from foreign sources and will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. Holder that (i) has held Common Shares for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Common Shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the Common Shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares.

Subject to the discussion below under "Information Reporting and Backup Withholding", a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on dividends received, unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

SALE, EXCHANGE OR OTHER DISPOSITION

For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized for the Common Shares and the U.S. Holder's adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss for United States foreign tax credit purposes.

Subject to the discussion below under "Information Reporting and Backup Withholding", a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or exchange of Common Shares unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, information reporting requirements will apply to the payment of dividends of the Common Shares or the proceeds received on the sale, exchange, or redemption of Common Shares paid within the United States (and in certain cases, outside the United States) to holders other than certain exempt recipients (such as corporations, Non-U.S. Holders that provide appropriate certification, and certain other persons). In addition, a backup withholding tax (currently imposed at a rate of 28% for years through 2010) may apply to such amounts if the holder fails to provide an accurate taxpayer identification number, or is notified by the IRS that it has failed to report dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder's United States federal income tax liability, and may entitle such holder to a refund, provided that the required information is provided to the IRS in a timely manner.

Non-U.S. Holders generally are not subject to backup withholding with regard to dividends paid on, or the proceeds of, the Common Shares, provided that the Non-U.S. Holder provides taxpayer identification number, certifies its foreign status or otherwise establishes an exemption from such requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF ITS PARTICULAR SITUATION.

10.F. Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non- resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts

The Company's auditor for its financial statements for the preceding year was Amisano Hanson, Chartered Accountants, located at 750 West Pender Street, Suite 604, Vancouver, B.C. Canada V6C 2T7. Amisano Hanson is licensed to practice in British Columbia by the Canadian Institute of Chartered Accountants. Their audit report for the year ended July 31, 2006 is included with the related financial statements in this Registration Statement with their consent.

10.H. Document on Display

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

— No Disclosure Necessary —

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

— No Disclosure Necessary —

12.B. Warrants and Rights

The Company has 1,086,000 warrants outstanding, as shown in the table below. Each outstanding warrant entitles the holder to acquire one previously unissued common share of the Company at the prices and until the expiry date set out in the table below:

Series	Number Outstanding	Exercise Price	Expiry Date
Series “A” Warrants	212,700	CDN$0.15 (US$0.13) per share	August 29, 2008
Series “B” Warrants	800,000	CDN$0.80 (US$0.67) per share	November 3, 2008
Series “C” Warrants	192,500	CDN$1.00 (US$0.84) per share	March 16, 2009

The Series A Warrants were issued to Northern Securities Inc. in connection with the Company’s initial public offering. The Series B Warrants were issued to investors as part of a private placement outside the United States of 800,000 “units” at CDN$0.60 (US$0.51) per unit for aggregate consideration of CDN$480,000 (US$404,892). Each unit consisted of one common share of the Company and one Series B Warrant.

We refer to Item 10.A - “Authorized/Issued Capital,” for further information about the Company’s capitalization, including the issuance of shares and stock options.

12.C. Other Securities

— No Disclosure Necessary —

12.D. American Depository Shares

— No Disclosure Necessary —

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

— No Disclosure Necessary —

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

— No Disclosure Necessary —

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. The Company's management, with the participation of its principal executive officer and principal financial officer, respectively, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the October 31, 2006. Based on such evaluation, the principal executive officer and principal financial officer of the Company, respectively, have concluded that, as of the year end, the Company's disclosure controls and procedures are effective.

(b) Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended July 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Item 16. Audit Committee and Financial Expert

Wayne Turgeon, a director of the Company, its Chief Financial Officer and a member of its audit committee, performs accounting work for the Company and is a financial expert. Because Mr. Turgeon performs services for the Company and is compensated by the Company for these services, he is not considered independent.

PART III

Item 17. Financial Statements

Attached

INDEX TO FINANCIAL STATEMENTS

INTERIM FINANCIAL STATEMENTS (Unaudited)
Balance Sheets as of October 31, 2006 and July 31, 2006 (stated in Canadian dollars)	1
Statements of Operations for the quarters ended October 31, 2006 and October 31, 2005 (stated in Canadian dollars)	2
Statements of Shareholders Equity for the quarters ended October 31, 2006 and October 31, 2005 (stated in Canadian dollars)	3
Statements of Cash Flows for the quarters ended October 31, 2006 and October 31, 2005 (stated in Canadian dollars)	4
Notes to Financial Statements	5

YEAR-END FINANCIAL STATEMENTS (Audited)
Report of Independent Registered Public Accounting Firm	19
Balance Sheets as of July 31, 2006 and 2005 (stated in Canadian dollars)	20
Statement of Operations for the year ended July 31, 2006 and for the period from April 7, 2005 (date of inception) through July 31, 2005 (stated in Canadian dollars)	21
Statement of Shareholders’ Equity for the year ended July 31, 2006 and for the period from April 7, 2005 (date of inception) through July 31, 2005 (stated in Canadian dollars)	22
Statements of Cash Flows for the year ended July 31, 2006 and for the period from April 7, 2005 (date of inception) through July 31, 2005 (stated in Canadian dollars)	23
Notes to Financial Statements	27

HI HO SILVER RESOURCES INC.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

For the Period Ended October 31, 2006

(unaudited)

(Stated in Canadian Dollars)

NOTICE REGARDING INTERIM FINANCIAL STATEMENTS

The accompanying interim financial statements for the period ended October 31, 2006 and the notes thereto have not been reviewed or audited by the Company’s auditor.

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
BALANCE SHEETS
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

	October 31,2006	July 31,2006
ASSETS
Current
Cash	$304,392	$13,127
Amounts receivable	19,729	3,120
Prepaid expenses	69,921	2,665

	394,042	18,912
Equipment - Note 3	3,798	4,058
Mineral property costs - Note 2 (c), Note 4, Note 11	276,697	31,805
Deferred share issue costs - Note 6	-	38,457

	$674,537	$93,232

LIABILITIES

Current
Accounts payable and accrued liabilities	$105,801	$61,870
Deposits	283,000	-
Due to related party - Note 5	101,831	105,090

	490,632	166,960

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital - Notes 6 and 9	476,856	66,025

Deficit	(292,951)	(139,753)

	183,905	(73,728)

	$674,537	$93,232

Nature and Continuance of Operations - Note 1
Commitments - Notes 4, 6, 9 and 10
Contingencies - Note 9
Subsequent Events - Notes 4, 5, 6 and 9

APPROVED BY THE DIRECTORS:

/s/ Thomas Murdoch	Director	/s/ Frederick Fisher	Director
Thomas Murdoch		Frederick Fisher

1

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the quarters ended October 31, 2006 and 2005
(unaudited)
(Stated in Canadian Dollars)

	Quarter ended	Quarter ended
	October 31,	October 31,
	2006	2005

Expenses
Accounting, audit and legal fees	$17,185	$9,150
Administration fees	10,000	-
Amortization	260	277
Bank charges	266	60
Financial advisor fees	-	3,000
Financing fees	28,500	-
Investor relations	63,348	-
Listing and transfer services	2,108	2,302
Office and miscellaneous	3,282	404
Promotion	1,112	-
Rent	1,500	1,500
Telephone and internet	1,163	838
Travel and conferences	22,074	4,413
Website	2,400	-

Net loss for the period	$(153,198)	$(21,944)

Basic and diluted loss per share	$(0.01)	$(0.00)

Weighted average number of shares outstanding	13,883,333	11,550,000

2

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the quarters ended October 31, 2006 and 2005
(unaudited)
(Stated in Canadian Dollars)

	Common Stock
	Shares	Amount	Deficit	Total

Quarter ended October 31, 2005:
Balance July 31, 2005	11,550,000	$66,025	$(27,358)	$38,667

Net loss for the period	-	-	(21,944)	(21,944)

Balance, October 31, 2005	11,550,000	$66,025	$(49,302)	$16,723

Quarter ended October 31, 2006:
Balance, July 31, 2006	11,550,000	66,025	(139,753)	(73,728)

Issuance of shares for cash:
Initial Public Offering at $0.15 per share
(less $114,169 issuance costs)	3,500,000	410,831	-	410,831

Net loss for the quarter	-	-	(153,198)	(153,198)

Balance, October 31, 2006	15,050,000	$476,856	$(292,951)	$183,905

3

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the quarters ended October 31, 2006 and 2005
(unaudited)
(Stated in Canadian Dollars)

	Quarter ended	Quarter ended
	October 31,	October 31,
	2006	2005

Operating Activities
Net loss for the period	$(153,198)	$(21,944)
Item not affecting cash:
Amortization	260	277
Changes in non-cash working capital items related to operations:
Amount receivable	(16,609)	-
Prepaid expenses	(67,256)	3,194
Accounts payable and accrued liabilities	43,931	2,859
Deposits	283,000	-

	90,128	(15,614)

Investing Activities
Mineral property recovery (costs)	(244,892)	1,169
Deferred share issue costs	38,457	-

	(206,435)	1,169

Financing Activities
Issuance of common shares (less $114169 issuance costs)	410,831	-
(Decrease) Increase in due to related parties	(3,259)	14,667

	407,572	14,667

Increase (decrease) in cash during the period	291,625	222

Cash, beginning of the period	13,127	18,162

Cash, end of the period	$304,392	$18,384

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

4

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

Hi Ho Silver Resources Inc. (the “Company”) was incorporated under the Canada Business Corporations Act on April 7, 2005. The Company is a public company whose common shares trade on the Canadian Trading and Quotation System Inc. stock exchange (the “Exchange”).

The Company is in the exploration stage and is in the process of exploring its mineral property and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts shown for mineral property acquisition and deferred exploration costs are dependent upon the discovery of economically recoverable reserves and confirmation of the Company’s interest in the underlying mineral property, the ability of the Company to obtain necessary financing to complete the development of the property and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At October , 2006, the Company had not yet achieved profitable operations, has accumulated losses of $292,951 since its inception, has a working capital deficiency $96,590 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 10, conform in all material respects with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgment. Actual results may vary from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

5

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies - (cont’d)

a) Exploration Stage Company

The Company complies with Financial Accounting Standard Board Statement No. 7 and the Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as exploration stage.

b) Equipment

Equipment is recorded at cost. The Company provides for amortization on the declining-balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

Current year additions are amortized at one-half the rate.

c) Mineral Properties and Deferred Exploration Costs

The acquisition of mineral properties are recorded at cost. Exploration and development costs relating to these properties are deferred until the properties are brought into production, at which time the costs are amortized on the unit of production basis, or until the properties are abandoned or sold, at which time the costs are written off. Mineral properties are abandoned when the claims are no longer in good standing or the agreements covering the claims are in default and, in either case, management has determined that abandonment is appropriate. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of property.

d) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

6

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies - (cont’d)

e) Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

f) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Financial Instruments

The carrying value of cash, accounts payable and accrued liabilities and due to related party approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h) Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely-than-not that they can be realized.

7

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies - (cont’d)

i) Stock-based Compensation

Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

j) Website Costs

Costs associated with the planning and operating stages to develop a website are expensed as incurred. Costs incurred related to hardware and software costs used to operate a website are capitalized and amortized over its useful life.

Note 3 Equipment

	October 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$3,548	$1,445	$2,103
Office equipment	2,391	696	1,695

	$5,939	$2,141	$3,798

	July 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$3,548	$1,274	$2,274
Office equipment	2,391	607	1,784

	$5,939	$1,881	$4,058

8

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 4 Mineral Property Costs- Note 9

	Balance July 31, 2005	Addition (Recovery)	Balance July 31, 2006
Carmi Property
Acquisition costs
Cash	$10,000	$25,000	$35,000

Deferred exploration costs
Camp and field costs	1,227	-	1,227
Geological fees and consulting	11,527	-	11,527
Legal and land payments	720	-	720
Mapping	4,950	184,892	189,842
Other	3,381	-	3,381

	21,805	184,892	206,697

Total Carmi Property Costs	$31,805	$209,892	$206,697

Silver Tip Property
Acquisition costs
Cash	$-	$35,000	$35,000

Total Silver Tip Property Costs	$-	$35,000	$35,000

Total mineral property costs	$31,805	$244,892	$276,697

Carmi Property

By letter agreement dated May 18, 2005 and formalized by an option agreement dated September 12, 2005 and amending agreements dated June 21, 2006 and November 6, 2006, the Company was granted an option to acquire up to a 70% interest in the Carmi property comprising 2,873 hectares located in the Greenwood mining division, British Columbia. Under the terms of the option agreement, the consideration to acquire an initial 51% interest in the property (the “First Option”) is $75,000 ($35,000 paid and $15,000 paid subsequent to October 31), $2,000,000 in exploration expenditures on the property ($220,500 incurred) and the issuance of 500,000 common shares of the Company over three years as follows:

9

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 4 Mineral Property Costs - Note 9 - (cont’d)

Carmi Property - (cont’d)

Cash

•	$10,000 on signing of letter agreement (paid);
•	$15,000, within 10 days of the Company’s common shares being listed for trading on the Exchange (paid);
•	$25,000, by September 18, 2006 (paid); and
•	$25,000, by September 18, 2007.

Exploration Expenditures

•	$400,000 (Phase I Program) by December 31, 2006;
•	an additional $600,000 (Phase II Program) by September 18, 2007; and
•	an additional $1,000,000 (Phase III Program) by September 18, 2008.

Common Shares

•	Issue 100,000 common shares of the Company on or before November 30, 2006 (issued subsequent to October 31, 2006);
•	an additional 100,000 common shares within 10 days of Exchange consent based upon the results of the Phase I Program;
•	an additional 100,000 common shares within 10 days of Exchange consent based upon the results of the Phase II Program; and
•	an additional 200,000 common shares within 10 days of Exchange consent based upon the results of the Phase III Program.

Within 90 days following the exercise of the First Option, the Company can elect to earn a further 19% interest in the property (the “Second Option”) by providing written notice to the optionor of the property. The date of delivery of the written notice is referred to as the Election Date. The Second Option can be exercised by the Company incurring an additional $3,000,000 in exploration expenditures and issuing an additional 1,000,000 common shares of the Company as follows:

Exploration Expenditures

•	$1,000,000 by the first anniversary of the Election Date;
•	an additional $1,000,000 by the second anniversary of the Election Date; and
•	an additional $1,000,000 by the third anniversary of the Election Date.

Common Shares

•	250,000 common shares of the Company to be issued and delivered to the optionor on or before the first anniversary of the Election Date;

10

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 4 Mineral Property Costs - Note 9 - (cont’d)

Carmi Property - (cont’d)

•	an additional 250,000 common shares to be issued and delivered to the optionor on or before the second anniversary date of the Election Date; and
•	an additional 500,000 common shares to be issued and delivered to the optionor on or before the third anniversary date of the Election Date.

Upon final determination of the option interest, the Company and the Optionor will enter into a joint venture agreement.

Silver Tip Property

By a letter agreement dated October 13, 2006, the Company was granted an option to acquire up to a 100% interest in the Silver Tip Silver Project, located within the Slocan mining division, British Columbia. The Company can earn an initial 51% interest in the property by paying $35,000 (paid subsequent to October 31, 2006) on or before December 10, 2006 and by issuing 200,000 common shares (issued) on or before December 10, 2006. The Company can earn an additional 49% by paying $65,000 and issuing 300,000 shares of the Company on or before October 1, 2007. The issuance of shares pursuant to the agreement is subject to a regulatory filing.

Note 5 Due to Related Party

Due to related party is due to an officer of the Company for unpaid expenses and advances and is unsecured, non-interest bearing and has no specific terms for repayment.

11

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 6 Share Capital - Note 9

a) Authorized:

Unlimited number of preferred shares without par value
Unlimited number of common shares without par value

b) Commitments

The Company filed a prospectus dated July 27, 2006 with the securities regulatory authorities in Alberta, British Columbia and Ontario to qualify for public distribution of a minimum of 3,000,000 common shares and a maximum 3,500,000 common shares at $0.15 per common share. On August 29, 2006, the Company issued 3,500,000 common shares in this regard and received gross proceeds of $525,000, less issuance costs of $114,169. The Company paid a commission to the agent of the offering of 10% of the gross proceeds ($52,500) and granted agents’ warrants entitling the holders the right to acquire 350,000 common shares at $0.15 per share on or before August 29, 2008. The Company had previously paid a non-refundable work fee of $15,000 and had agreed to reimburse the agent’s reasonable out-of-pocket costs incurred in connection with the performance of its services including the legal fees of the agent’s counsel. The non-refundable work fee was in addition to both the agent’s commission of 10% of the gross proceeds of the offering and the reimbursement of the agent’s out-of-pocket costs.

c) Escrow Shares

By an escrow agreement dated September 12, 2005, the Company’s principal security holders placed 10,450,000 common shares into escrow. These shares will be released as follows:

10% - on the date the Company’s common shares were listed on the Exchange.

15% - on the sixth, twelfth, eighteenth, twenty-fourth, thirtieth and thirty-sixth month after the listing date.

Note 7 Corporation Income Taxes

At October 31, 2006 the Company has non-capital losses totalling $292,951 (July 31, 2006 - $139,753) available to reduce taxable income of future years. The non-capital losses expire beginning July 2012.

The Company has accumulated Canadian exploration and development expenses totalling approximately $276,000 available to offset certain taxable income of future years at various rates per year.

12

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 7 Corporation Income Taxes - (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	October 31,	July 31,
	2006	2006

Future income tax assets
Net tax loss carried forward	$104,290	$49,780

Valuation allowance for future income tax assets	(104,290)	(49,780)

	$-	$-

The Company has recorded a valuation allowance against its future income taxes based on the extent to which it is more likely-than-not that sufficient taxable income will be realized during the carry-forward period to utilize all the future tax assets.

Note 8 Related Party Transactions - Notes 5 and 9

During the period ended July 31, 2005, the Company issued 10,000,000 common shares at $0.0001 per share totalling $1,000 and 450,000 common shares at $0.05 per share totalling $22,500 to directors of the Company.

On August 21, 2006 an officer of the Company advanced $5,000 to the Company. This amount is unsecured, non-interest bearing and has no specific terms for repayment. On September 7, 2006, the Company repaid $20,000 and on October 27, 2006, the Company repaid a further $10,000 to the officer, for amounts previously advanced to or expenses previously incurred on behalf of the Company.

On August 29, 2006, the Company issued a total of 676,000 common shares at $0.15 per share to certain of the Company’s directors pursuant to the Company’s initial public offering.

On September 8, 2006, the Company granted 1,050,000 share purchase options at $0.70 per share to certain of the Company’s directors, employees and consultants. These options expire on September 8, 2008.

Pursuant to an oral consulting agreement the Company has been paying $2,500 per month since September 2006 and $2000 per month from May to August 2006 to a director of the Company for investor relations services. Pursuant to another oral consulting agreement the Company has been paying $3,000 per month since October 2006 to an officer of the Company for management services.

13

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 9 Subsequent Events - Notes 4, 5 and 6

On November 1, 2006, the Company completed a private placement offering of 800,000 units at $0.60 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder the right to purchase one additional common share at $0.80 per share for two years from closing. The common shares issued include 383,334 flow-through common shares. A finder’s fee of $25,000 was paid in connection with this private placement.

By an agreement dated October 25, 2006, the Company retained the services of a company for advice, consultation, information and services regarding general business matters. The Company terminated this agreement by written notice dated November 22, 2006. On November 22, 2006, the company demanded payment of US$55,000. This matter has been resolved pursuant to a new agreement between the parties dated November 30, 2006 whereby the company agreed to provide advertising services in the amount of US$15,000.

Subsequent to October 31, 2006, the Company issued 64,000 common shares pursuant to the exercise of share purchase warrants at $0.15 per share for proceeds of $9,600.

On November 3, 2006 the Company issued 100,000 common shares pursuant to the Carmi Property option agreement.

By an agreement dated December 7, 2006, the Company retained the services of a Toronto, Ontario company for an ongoing investor relations program commencing January 1, 2007. In consideration for these services, the Company agreed to pay a fee of $2,000 per month plus GST and granted a total of 250,000 share purchase options exercisable at $1.05 per share until January 1, 2010. The Company also agreed to pay a further $2,000 per month plus GST for a minimum three months for a Google IR program. The agreement is effective for an initial twelve-month term and after the initial six months it may be terminated by the Company via written notice during the period of July 1 - 8, 2007.

On December 13, 2006, the Company granted 200,000 share purchase options at $0.95 per share to a director of the Company. These options expire on December 13, 2008.

Note 10	Commitments

By an agreement dated August 8, 2006, the Company retained the services of an Illinois, US company for ongoing shareholder awareness and a full investor relations program. The Company will be invoiced for $5,000 per month for advance fee payment. The agreement is effective for an initial six-month term and after the initial six months it may be cancelled by either party with 60 days’ written notice.

By an agreement dated October 20, 2006, the Company retained the services of a Frankfurt, Germany company for an ongoing public relations program. In consideration for these services, the Company agreed to pay a fee of Euro 5,000 per month plus expenses and granted a total of 250,000 share purchase options exercisable at $0.70 per share until October 20, 2008. The agreement is

14

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

effective for an initial twelve-month term and after the initial six months it may be cancelled by either party with 30 days’ written notice.

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a) Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) mineral property acquisition and exploration costs on unproved properties are expensed as incurred.

b) The impact of the above on the financial statements is as follows:

	Quarter ended	Quarter ended
	October 31,	October 31,
	2006	2005

Statement of Operations

Net loss for the period per Canadian GAAP	$(153,198)	$(21,944)
Mineral property costs recovered (incurred)	(244,892)	1,169

Net loss per US GAAP	$(398,090)	$(20,775)

Basic and diluted loss per share per US GAAP	$(0.03)	$-

15

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 11 Differences Between Canadian and United States Accounting Principles - (cont’d)

b) The impact of the above on the financial statements is as follows: - (cont’d)

	Quarter ended	Quarter ended
	October 31,	October 31,
	2006	2005
Statement of Cash Flows

Cash flows provided by (used in) operation activities per Canadian GAAP	$90,128	$(15,614)
Mineral property costs recovered (incurred)	(244,892)	1,169

Cash flows used in operating activities per US GAAP	(154,764)	(14,445)

Cash flows from financing activities per Canadian and US GAAP	407,572	14,667

Cash flows used in investing activities per Canadian GAAP	(206,435)	1,169
Mineral property cost incurred (recovered)	244,892	(1,169)

Cash flows provided by (used in) investing activities per US GAAP	38,457	-

Increase (decrease) in cash per Canadian and US GAAP	$291,265	$222

16

Hi Ho Silver Resources, Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
October 31 and July 31, 2006
(unaudited)
(Stated in Canadian Dollars)

Note 11 Differences Between Canadian and United States Accounting Principles - (cont’d)

b) The impact of the above on the financial statements is as follows: - (cont’d)

	October 31,	July 31,
	2006	2006
Balance Sheet

Total assets per Canadian GAAP	$674,537	$93,232
Mineral property costs	(276,697)	(31,805)

Total assets per US GAAP	$397,840	$61,427

Total liabilities per Canadian and US GAAP	$490,632	$166,960

Deficit per Canadian GAAP	$(292,951)	$(139,753)
Mineral property costs	(276,697)	(31,805)

Deficit per US GAAP	(569,648)	(171,558)
Share capital per Canadian and US GAAP	476,856	66,025

Total shareholders’ equity (deficiency) per US GAAP	$(92,792)	$(105,533)

17

HI HO SILVER RESOURCES INC.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

July 31, 2006 and 2005

(Stated in Canadian Dollars)

18

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
Hi Ho Silver Resources Inc.
(An Exploration Stage Company)

We have audited the balance sheets of Hi Ho Silver Resources Inc. (An Exploration Stage Company) as at July 31, 2006 and 2005 and the statements of operations, shareholders’ equity and cash flows for the year ended July 31, 2006 and the period from April 7, 2005 (Date of Inception) to July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended July 31, 2006 and the period from April 7, 2005 (Date of Inception) to July 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
October 13, 2006, except as to Notes 4 and 9 which is as of November 16, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, has accumulated substantial losses since its inception, expects to incur further losses in the development of its business and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated October 13, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
October 13, 2006, except as to Notes 4 and 9 which is as of November 16, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

19

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
BALANCE SHEETS
July 31, 2006 and 2005
(Stated in Canadian Dollars)

	2006	2005

ASSETS
Current
Cash	$13,127	$18,162
Amounts receivable	3,120	-
Prepaid expenses	2,665	16,653

	18,912	34,815
Equipment - Note 3	4,058	4,313
Mineral property costs - Note 4	31,805	32,254
Deferred share issue costs - Note 6	38,457	-

	$93,232	$71,382
LIABILITIES

Current
Accounts payable and accrued liabilities	$61,870	$31,175
Due to related party - Note 5	105,090	1,540

	166,960	32,715

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital - Notes 6 and 9	66,025	66,025

Deficit	(139,753)	(27,358)

	(73,728)	38,667

	$93,232	$71,382

Nature and Continuance of Operations - Note 1
Commitments - Notes 4, 6 and 9
Contingencies - Note 9
Subsequent Events - Notes 4, 5, 6 and 9

APPROVED BY THE DIRECTORS:

“Thomas Murdoch”	Director	“Frederick Fisher”	Director
Thomas Murdoch		Frederick Fisher

SEE ACCOMPANYING NOTES

20

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for year ended July 31, 2006 and
for the period from April 7, 2005 (Date of Inception) to July 31, 2005
(Stated in Canadian Dollars)

		April 7, 2005
		(Date of
	Year ended	Inception) to
	July 31,	July 31,
	2006	2005

Expenses
Accounting, audit and legal fees	$26,244	$16,737
Administration fees	22,000	-
Amortization	1,240	641
Bank charges	240	218
Financial advisor fees	16,000	1,500
Listing and transfer services	13,208	-
Office and miscellaneous	3,115	2,275
Promotion	1,878	-
Rent	6,000	1,500
Telephone and internet	3,361	1,357
Travel and conferences	18,989	-
Website	120	3,130

Net loss for the period	$(112,395)	$(27,358)

Basic and diluted loss per share	$(0.01)	$(0.00)

Weighted average number of shares outstanding	11,550,000	10,567,672

SEE ACCOMPANYING NOTES

21

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the year ended July 31, 2006 and
for the period from April 7, 2005 (Date of Inception) to July 31, 2006
(Stated in Canadian Dollars)

	Common Stock
	Shares	Amount	Deficit	Total

Issuance of shares for cash:
- private placements - at $0.0001	10,250,000	$1,025	$-	$1,025
- at $0.05	1,300,000	65,000	-	65,000

Net loss for the period	-	-	(27,358)	(27,358)

Balance, July 31, 2005	11,550,000	66,025	(27,358)	38,667

Net loss for the year	-	-	(112,395)	(112,395)

Balance, July 31, 2006	11,550,000	$66,025	$(139,753)	$(73,728)

SEE ACCOMPANYING NOTES

22

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the year ended July 31, 2006 and
for the period from April 7, 2005 (Date of Inception) to July 31, 2006
(Stated in Canadian Dollars)

		April 7, 2005
		(Date of
	Year ended	Inception) to
	July 31,	July 31,
	2006	2005
Operating Activities
Net loss for the period	$(112,395)	$(27,358)
Item not affecting cash:
Amortization	1,240	641
Changes in non-cash working capital items related to operations:
Amount receivable	(3,120)	-
Prepaid expenses	13,988	(16,653)
Accounts payable and accrued liabilities	30,695	31,175

	(69,592)	(12,195)

Investing Activities
Equipment purchase	(985)	(4,954)
Mineral property recovery (costs)	449	(32,254)
Deferred share issue costs	(38,457)	-

	(38,993)	(37,208)

Financing Activities
Issuance of common shares	-	66,025
Increase in due to related parties	103,550	1,540

	103,550	67,565

Increase (decrease) in cash during the period	(5,035)	18,162

Cash, beginning of the period	18,162	-

Cash, end of the period	$13,127	$18,162

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

SEE ACCOMPANYING NOTES

23

HI HO SILVER RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

Hi Ho Silver Resources Inc. (the “Company”) was incorporated under the Canada Business Corporations Act on April 7, 2005. The Company is a public company whose common shares trade on the Canadian Trading and Quotation System Inc. stock exchange (the “Exchange”).

The Company is in the exploration stage and is in the process of exploring its mineral property and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts shown for mineral property acquisition and deferred exploration costs are dependent upon the discovery of economically recoverable reserves and confirmation of the Company’s interest in the underlying mineral property, the ability of the Company to obtain necessary financing to complete the development of the property and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At July 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $139,753 since its inception, has a working capital deficiency of $148,048 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 10, conform in all material respects with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgment. Actual results may vary from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

24

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies - (cont’d)

a) Exploration Stage Company

The Company complies with Financial Accounting Standard Board Statement No. 7 and the Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as exploration stage.

b) Equipment

Equipment is recorded at cost. The Company provides for amortization on the declining-balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

Current year additions are amortized at one-half the rate.

c) Mineral Properties and Deferred Exploration Costs

The acquisition of mineral properties are recorded at cost. Exploration and development costs relating to these properties are deferred until the properties are brought into production, at which time the costs are amortized on the unit of production basis, or until the properties are abandoned or sold, at which time the costs are written off. Mineral properties are abandoned when the claims are no longer in good standing or the agreements covering the claims are in default and, in either case, management has determined that abandonment is appropriate. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of property.

d) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

25

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies - (cont’d)

e) Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

f) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)	Financial Instruments

The carrying value of cash, accounts payable and accrued liabilities and due to related party approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h) Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely-than-not that they can be realized.

26

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies - (cont’d)

i)	Stock-based Compensation

Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

j) Website Costs

Costs associated with the planning and operating stages to develop a website are expensed as incurred. Costs incurred related to hardware and software costs used to operate a website are capitalized and amortized over its useful life.

Note 3 Equipment

	July 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$3,548	$1,274	$2,274
Office equipment	2,391	607	1,784

	$5,939	$1,881	$4,058

	July 31, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$2,909	$436	$2,473
Office equipment	2,045	205	1,840

	$4,954	$641	$4,313

27

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 4 Mineral Property - Note 9

Carmi Property

	April 7, 2005 (Date of Inception) to July 31, 2005	Addition (Recovery)	Balance July 31, 2006
Acquisition costs
Cash	$10,000	$-	$10,000

Deferred exploration costs
Camp and field costs	1,227	-	1,227
Geological fees and consulting	12,696	(1,169)	11,527
Legal and land payments	-	720	720
Mapping	4,950	-	4,950
Other	3,381	-	3,381

	22,254	(449)	21,805

Total mineral property costs	$32,254	$(449)	$31,805

By letter agreement dated May 18, 2005 and formalized by an option agreement dated September 12, 2005 and amending agreement dated June 21, 2006 and November 6, 2006, the Company was granted an option to acquire up to a 70% interest in the Carmi property comprising 2,873 hectares located in the Greenwood mining division, British Columbia. Under the terms of the option agreement, the consideration to acquire an initial 51% interest in the property (the “First Option”) is $75,000 ($10,000 paid; $40,000 paid subsequent to July 31, 2006), $2,000,000 in exploration expenditures on the property and the issuance of 500,000 common shares of the Company over three years as follows:

Cash

•  $10,000 on signing of letter agreement (paid);
•  $15,000, within 10 days of the Company’s common shares being listed for trading on the Exchange (paid subsequent to July 31, 2006);
•  $25,000, by September18, 2006 (paid subsequent to July 31, 2006); and
•  $25,000, by September 18, 2007.

Exploration Expenditures
•  $400,000 (Phase I Program) by December 31, 2006;
•  an additional $600,000 (Phase II Program) by September 18, 2007; and
•  an additional $1,000,000 (Phase III Program) by September 18, 2008.

28

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 4 Mineral Property - Note 9 - (cont’d)

Carmi Property - (cont’d)

Common Shares

•	Issue 100,000 common shares of the Company on or before November 30, 2006 (issued subsequent to July 31, 2006);
•	an additional 100,000 common shares within 10 days of Exchange consent based upon the results of the Phase I Program;
•	an additional 100,000 common shares within 10 days of Exchange consent based upon the results of the Phase II Program; and
•	an additional 200,000 common shares within 10 days of Exchange consent based upon the results of the Phase III Program.

Within 90 days following the exercise of the First Option, the Company can elect to earn a further 19% interest in the property (the “Second Option”) by providing written notice to the optionor of the property. The date of delivery of the written notice is referred to as the Election Date. The Second Option can be exercised by the Company incurring an additional $3,000,000 in exploration expenditures and issuing an additional 1,000,000 common shares of the Company as follows:

Exploration Expenditures

•	$1,000,000 by the first anniversary of the Election Date;
•	an additional $1,000,000 by the second anniversary of the Election Date; and
•	an additional $1,000,000 by the third anniversary of the Election Date.

Common Shares

•	250,000 common shares of the Company to be issued and delivered to the optionor on or before the first anniversary of the Election Date;
•	an additional 250,000 common shares to be issued and delivered to the optionor on or before the second anniversary date of the Election Date; and
•	an additional 500,000 common shares to be issued and delivered to the optionor on or before the third anniversary date of the Election Date.

Upon final determination of the option interest, the Company and the Optionor will enter into a joint venture agreement.

Note 5 Due to Related Party

Due to related party is due to an officer of the Company for unpaid expenses and advances and is unsecured, non-interest bearing and has no specific terms for repayment. Subsequent to July 31, 2006, the Company received a further $5,000 advance and also repaid $20,000 to the officer.

29

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 6 Share Capital - Note 9

a) Authorized:

Unlimited number of preferred shares without par value

Unlimited number of common shares without par value

b) Commitments

The Company filed a prospectus dated July 27, 2006 with the securities regulatory authorities in Alberta, British Columbia and Ontario to qualify for public distribution of a minimum of 3,000,000 common shares and a maximum 3,500,000 common shares at $0.15 per common share. On August 29, 2006, the Company issued 3,500,000 common shares in this regard and received gross proceeds of $525,000, less expenses of $75,712. The Company had deferred issue costs of $38,457 at July 31, 2006 which will be capitalized in share capital also on August 29, 2006. The Company paid a commission to the agent of the offering of 10% of the gross proceeds ($52,500) and granted agents’ warrants entitling the holders the right to acquire 350,000 common shares at $0.15 per share on or before August 29, 2008. The Company had previously paid a non-refundable work fee of $15,000 and had agreed to reimburse the agent’s reasonable out-of-pocket costs incurred in connection with the performance of its services including the legal fees of the agent’s counsel. The non-refundable work fee was in addition to both the agent’s commission of 10% of the gross proceeds of the offering and the reimbursement of the agent’s out-of-pocket costs.

c) Escrow Shares

By an escrow agreement dated September 12, 2005, the Company’s principal security holders placed 10,450,000 common shares into escrow. These shares will be released as follows:

10% - on the date the Company’s common shares are listed on the Exchange (released subsequent to July 31, 2006).

15% - on the sixth, twelfth, eighteenth, twenty-fourth, thirtieth and thirty-sixth month after the listing date.

Note 7 Corporation Income Taxes

At July 31, 2006, the Company has non-capital losses totalling $139,753 available to reduce taxable income of future years. The non-capital losses expire beginning July 2012.

The Company has accumulated Canadian exploration and development expenses totalling approximately $32,000 available to offset certain taxable income of future years at various rates per year.

30

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 7 Corporation Income Taxes - (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Net tax loss carried forward	$49,780	$10,065

Valuation allowance for future income tax assets	(49,780)	(10,065)

	$-	$-

The Company has recorded a valuation allowance against its future income taxes based on the extent to which it is more likely-than-not that sufficient taxable income will be realized during the carryforward period to utilize all the future tax assets.

Note 8 Related Party Transactions - Notes 5 and 9

During the period ended July 31, 2005, the Company issued 10,000,000 common shares at $0.0001 per share totalling $1,000 and 450,000 common shares at $0.05 per share totalling $22,500 to directors of the Company.

Note 9 Subsequent Events - Notes 4, 5 and 6

On September 8, 2006, the Company granted 1,050,000 share purchase options at $0.70 per share to certain of the Company’s directors, employees and consultants. These options expire on September 8, 2008.

On November 16, 2006, the Company completed a private placement offering of 800,000 units at $0.60 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder the right to purchase one additional common share at $0.80 per share for two years from closing. The common shares issued include 383,334 flow-through common shares. A finder’s fee of $25,000 was paid in connection with this private placement.

By a letter agreement dated October 13, 2006, the Company was granted an option to acquire up to a 100% interest in the Silver Tip Silver Project, located within the Slocan mining division, British Columbia. The Company can earn an initial 51% interest in the property by paying $35,000 on or before December 10, 2006 and by issuing 200,000 common shares (issued subsequent to July 31, 2006) on or before December 10, 2006. The Company can earn an additional 49% by paying $65,000 and issuing 300,000 shares of the Company on or before October 1, 2007. The issuance of shares pursuant to the agreement is subject to a regulatory filing.

31

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 9 Subsequent Events - Notes 4, 5 and 6 - (cont’d)

By an agreement dated August 8, 2006, the Company retained the services of an Illinois, US company for ongoing shareholder awareness and a full investor relations program. The Company will be invoiced for $5,000 per month for advance fee payment. The agreement is effective for an initial six-month term and after the initial six months it may be cancelled by either party with 60 days’ written notice.

By an agreement dated October 20, 2006, the Company retained the services of a Frankfurt, Germany company for an ongoing public relations program. In consideration for these services, the Company agreed to pay a fee of Euro 5,000 per month plus expenses and granted a total of 250,000 share purchase options exercisable at $0.70 per share until October 20, 2008. The agreement is effective for an initial twelve-month term and after the initial six months it may be cancelled by either party with 30 days’ written notice.

By an agreement dated October 25, 2006, the Company retained the services of a company for advice, consultation, information and services regarding general business matters. The Company terminated this agreement by written notice dated November 22, 2006. On November 22, 2006, the company demanded payment of US$55,000. Management of the Company believes the likelihood of loss is not determinable.

Subsequent to July 31, 2006, the Company issued 64,000 common shares pursuant to the exercise of share purchase warrants at $0.15 per share for proceeds of $9,600.

Note 10	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a) Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) mineral property acquisition and exploration costs on unproved properties are expensed as incurred.

32

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 10	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

b) The impact of the above on the financial statements is as follows:

		April 7, 2005
		(Date of
	Year ended	Inception) to
	July 31,	July 31,
	2006	2005

Statement of Operations

Net loss for the period per Canadian GAAP	$(112,395)	$(27,358)
Mineral property costs recovered (incurred)	449	(32,254)

Net loss per US GAAP	$(111,946)	$(59,612)

Basic and diluted loss per share per US GAAP	$(0.01)	$(0.01)

Statement of Cash Flows

Cash flows used in operation activities per Canadian GAAP	$(69,592)	$(12,195)
Mineral property costs recovered (incurred)	449	(32,254)

Cash flows used in operating activities per US GAAP	(69,143)	(44,449)

Cash flows from financing activities per Canadian and US GAAP	103,550	67,565

Cash flows used in investing activities per Canadian GAAP	(38,993)	(37,208)
Mineral property cost incurred (recovered)	(449)	32,254

Cash flows used in investing activities per US GAAP	(39,442)	(4,954)

Increase (decrease) in cash per Canadian and US GAAP	$(5,035)	$18,162

…/cont’d

33

Hi Ho Silver Resources Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
July 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 10 Differences Between Canadian and United States Accounting Principles - (cont’d)

b) The impact of the above on the financial statements is as follows: - (cont’d)

	July 31,	July 31,
	2006	2005

Balance Sheet

Total assets per Canadian GAAP	$93,232	$71,382
Mineral property costs	(31,805)	(32,254)

Total assets per US GAAP	$61,427	$39,128

Total liabilities per Canadian and US GAAP	$166,960	$32,715

Deficit per Canadian GAAP	$(139,753)	$(27,358)
Mineral property costs	(31,805)	(32,254)

Deficit per US GAAP	(171,558)	(59,612)
Share capital per Canadian and US GAAP	66,025	66,025

Total shareholders’ equity (deficiency) per US GAAP	$(105,533)	$6,413

34

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

HI HO SILVER RESOURCES INC.
(Registrant)

/s/ Frederick Fisher
Frederick Fisher President, Director

Date: March 16, 2007

EXHIBITS
3.1	Articles of Incorporation
3.2	By- Laws
10.1	Stock Option Plan
10.2	Property Option Agreement with St. Elias Regarding Carmi Kettle River Property
10.3	Option Agreement with Madman Mining
10.4	Form of Warrants issued on November 1, 2006
10.5	Form of Broker Warrants
10.6	Property Option Agreement with St. Elias Regarding South Rim Property
10.7	Agreement with Agoracom Investor Relations Corp. dated December 7, 2006
10.8	Amendment to Property Option Agreement with St. Elias Regarding Carmi Kettle River Property
10.9	Part Time Contractor Services Agreement with Small Cap
23.1	Consent of Amisano Hanson, chartered accountants dated February 22, 2007
23.2	Consent of Amisano Hanson, chartered accountants dated March 16, 2007